FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	February	………………………………………… ,	2021

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	February 26, 2021	By ……/s/……… Sachiho Tanino…………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice of Convocation of the Ordinary General Meeting of Shareholders for the 120th Business Term

2. Internet Disclosure for Notice of Convocation of the Ordinary General Meeting of Shareholders for the 120th Business Term

To Our Shareholders

We are pleased to present our notice of convocation of the Ordinary General Meeting of Shareholders for the 120th Business Term (from January 1, 2020 to December 31, 2020).

While the economy in 2020, which was sluggish due to the global spread of COVID-19, showed signs of recovery in the second half of the year, it generally continued to be in a very difficult situation.

We, the Canon Group, devoted all our efforts to close the fiscal year under review, which is the final year of our five-year management plan, Phase V of the “Excellent Global Corporation Plan,” with favorable results. However, the impact of COVID-19 was significant, with a decline in demand for office products such as multifunction devices and laser printers, and delays in industrial equipment installation caused by overseas travel restrictions. As a result, we were unable to prevent a decrease in both net sales and profit from the previous term.

Index

For the term-end dividend, we will propose a distribution of 40.00 yen per share at the Ordinary General Meeting of Shareholders for the 120th Business Term, which is the same amount as the interim dividend.

The year 2021 is the start of a new five-year management plan, Phase VI (2021 to 2025) of the “Excellent Global Corporation Plan.”

As COVID-19 continues to spread around the world, the impact on the global economy continues to be a concern. The Canon Group will make united efforts to overcome this difficulty, further strengthen the new businesses that we have been working to expand in “Phase V,” and put us back on a growth track.

We look forward to our shareholders’ continued support and encouragement.

March, 2021

Chairman & CEO     FUJIO MITARAI

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 120TH BUSINESS TERM	P. 3
Guidance Notes on the Exercise of Voting Rights Prior to the Meeting	P. 4
REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS
Propositions:
Item No.1 - Dividend from Surplus	P. 6
Item No.2 - Election of Five Directors	P. 7
Item No.3 - Election of One Audit & Supervisory Board Member	P. 11
Item No.4 - Grant of Stock Acquisition Rights to Directors	P. 13
(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law of Japan)
BUSINESS REPORT
1. Current Conditions of the Canon Group	P. 15
2. Shares of the Company	P. 27
3. Directors and Audit & Supervisory Board Members	P. 28
4. Accounting Auditor	P. 30
5. Systems Necessary to Ensure the Properness of Operations	P. 31
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	P. 35
Consolidated Statements of Income	P. 36
NON-CONSOLIDATED FINANCIAL STATEMENTS
Non-Consolidated Balance Sheets	P. 37
Non-Consolidated Statements of Income	P. 38
AUDIT REPORTS
AUDIT REPORT OF ACCOUNTING AUDITOR ON CONSOLIDATED FINANCIAL STATEMENTS	P. 39
AUDIT REPORT OF ACCOUNTING AUDITOR	P. 41
AUDIT REPORT OF AUDIT & SUPERVISORY BOARD	P. 43
REFERENCE
Topics	P. 45
CSR Initiatives	P. 46

The map of the place of the General Meeting of Shareholders / Share handling procedures

Securities Code: 7751 March 5, 2021

TO OUR SHAREHOLDERS

CANON INC.
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo Chairman & CEO Fujio Mitarai

NOTICE OF CONVOCATION

OF

THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FOR THE 120TH BUSINESS TERM

Notice is hereby given that the Ordinary General Meeting of Shareholders for the 120th Business Term of Canon Inc. (the “Company”) will be held as described below.

As COVID-19 continues to spread, the Company is holding the Meeting upon having implemented appropriate measures to prevent further spread of COVID-19.

You are encouraged to exercise your voting rights prior to the Meeting in writing or via the Internet (Please see pages 4-5), and refrain from traveling to the Meeting venue, regardless of your own state of health, on the date of the Meeting.

If you exercise your voting rights in writing or via the Internet, please do so no later than 5:00 p.m. on March 29 (Monday), 2021 (Japan time) after reviewing the following Reference Documents for General Meeting of Shareholders.

1. DATE AND TIME:	March 30 (Tuesday), 2021 at 10:00 a.m. (Japan time)
(The reception will commence at 9:00 a.m.)
2. PLACE:	Headquarters of the Company
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo
(Please see the map at the end of this notice.)
3. MATTERS CONSTITUTING THE PURPOSE OF THE MEETING	Matters to be Reported:

1. Reports on the contents of the Business Report and Consolidated Financial Statements for the 120th Business Term (from January 1, 2020 to December 31, 2020), and reports on the Auditing Results of Accounting Auditor and Audit & Supervisory Board regarding the Consolidated Financial Statements.

2. Reports on the content of the Non-Consolidated Financial Statements for the 120th Business Term (from January 1, 2020 to December 31, 2020).
Matters to be Resolved upon:
Propositions:
Item No.1 - Dividend from Surplus
Item No.2 - Election of Five Directors
Item No.3 - Election of One Audit & Supervisory Board Member
Item No.4 - Grant of Stock Acquisition Rights to Directors

•	Upon attending the Meeting, please present the enclosed Voting Form to the receptionist at the place of the Meeting.
•

Shareholders at the Meeting will be subject to temperature checks performed prior to reception. Please be aware that those showing signs of fever or poor physical health may be refused to enter the Meeting venue.

•	Shareholders in attendance will be asked to use hand sanitizer and wear a face mask.
•

Because there is to be extra distance between seating at the Meeting venue, the number of shareholders allowed to enter may be limited depending on the number of shareholders who visit the Meeting venue. We appreciate your understanding in this regard.

•	Please note that no gift will be provided at the Meeting.
•

Of the documents to be provided upon Notice of Convocation, the following documents have been posted on our website on the Internet (https://global.canon/en/ir/) in accordance with laws and regulations and provisions of the Company’s Articles of Incorporation, and therefore have not been included in this Notice of Convocation: “Stock Acquisition Rights etc. of the Company” of the Business Report; “Consolidated Statement of Equity” and “Notes to Consolidated Financial Statements” of the Consolidated Financial Statements, and; “Non-Consolidated Statement of Changes in Net Assets” and “Notes to Non-Consolidated Financial Statements” of the Non-Consolidated Financial Statements. Documents posted on the aforementioned website have been subject to audit, whereby the Audit & Supervisory Board Members have prepared the Audit Report and the Accounting Auditor has prepared the Audit Report of Accounting Auditor.

•

Any changes in the matters described in Reference Documents for General Meeting of Shareholders, Business Report, Consolidated Financial Statements and Non-Consolidated Financial Statements will be posted on our website on the Internet (https://global.canon/en/ir/).

Guidance Notes on the Exercise of Voting Rights Prior to the Meeting

This is to introduce procedure for exercising voting rights of shareholders of the Company in writing (using the Voting Form) or via the Internet instead of attending the Meeting in person.

• Items Required to be Agreed on for the Exercise of Voting Rights via the Internet

(1)	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.
(2)	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.
(3)	The cost of Internet access (access fees to providers, telecommunications fees, etc.) shall be borne by the shareholders.
(4)

Although each of the methods concerning the exercise of voting rights via the Internet has been operationally verified on standard devices connected to the Internet, in some cases, it may not be possible to gain access using certain devices or due to certain circumstances.

• For Inquiries with Respect to the Exercise of Voting Rights via the Internet

Please contact:

Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd.

Telephone:          0120-768-524 (toll-free, available in Japan only)

Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding Saturdays, Sundays and national holidays)

To Institutional Investors

The electronic voting platform for institutional investors operated by Investor Communications Japan Inc. is available for institutional investors that have applied to use such platform in advance.

REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS

Item No.1: Dividend from Surplus

The basic policy of the Company is to provide a stable return and actively return profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors. We propose a term-end dividend of 40.00 yen per share, as set forth below.

As we have already paid an interim dividend of 40.00 yen per share, the full-year dividend will be 80.00 yen per share.

1. Kind of the dividend property	Cash
2. Matters regarding allocation of the dividend property and its total amount	40.00 yen per one common share of the Company Total amount of dividend 41,830,945,800 yen
3. Effective date of the distribution of the dividend from surplus	March 31, 2021

6

Item No.2: Election of Five Directors

The terms of office of all of the five Directors will expire at the end of this Meeting. Accordingly, we propose the election of five Directors.

The Company has a basic policy that the focus of the organizational structure of the Board of Directors is on the Directors that oversee company-wide business strategies or execution and the Directors that oversee multiple business fields or headquarters functions, while an adequate number of at least two or more Independent Outside Directors are appointed in order to secure sound management.

The candidates for Directors, based on this basic policy, are as follows:

Candidate No.	Name		Current Position, Business in Charge, etc. at the Company	Board of Directors Meeting Attendance
1	Fujio Mitarai		Chairman & CEO	100% (11/11)
2	Toshizo Tanaka		Executive Vice President & CFO Group Executive of Finance & Accounting Headquarters Group Executive of Public Affairs Headquarters Group Executive of Facilities Management Headquarters	100% (11/11)
3	Toshio Homma		Executive Vice President & CTO & In charge of Printing Business Chief Executive of Digital Printing Business Operations	100% (11/11)
4	Kunitaro Saida		Director	100% (11/11)
5	Yusuke Kawamura		–	–
Newly appointed

Note: The attendance figures above constitute attendance of the Board of Directors meetings by the respective candidates for Directors during the 120th business term.

Fujio Mitarai Date of birth Sep. 23, 1935 Number of the Company’s shares held 139,644 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1961: Entered the Company
Mar. 1981: Director
Mar. 1985: Managing Director
Mar. 1989: Senior Managing Director
Mar. 1993: Executive Vice President
Sep. 1995: President
Mar. 2006: Chairman, President & CEO
May 2006: Chairman & CEO (daihyō torishimariyaku kaichō)
Mar. 2012: Chairman & CEO (daihyō torishimariyaku kaichō ken shachō)
Mar. 2016: Chairman & CEO (daihyō torishimariyaku kaichō )
May 2020: Chairman & CEO (daihyō torishimariyaku kaichō ken shachō) (present)
[Important concurrent posts]
● Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings

[Reasons for being selected as a candidate]

Mr. Fujio Mitarai has supervised the Company’s management as a CEO over the course of many years and has accomplished many things, such as significantly increasing profitability through management reform including production reform, and building a foundation for the transformation of the Company’s business structure for new areas where growth is expected. The Company has selected him as a candidate for Director upon determining that his wealth of expertise and ability related to management, gained from being chairman of Keidanren (“Japan Business Federation”), and holding many important positions in other organizations, are vital to the Company’s management.

Toshizo Tanaka Date of birth Oct. 8, 1940 Number of the Company’s shares held 24,010 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1964: Entered the Company
Mar. 1995: Director
Mar. 1997: Managing Director
Mar. 2001: Senior Managing Director
Mar. 2007: Executive Vice President & Director
Mar. 2008: Executive Vice President & CFO (present)
Apr. 2011: Group Executive of Finance & Accounting Headquarters
Mar. 2014: Group Executive of Human Resources Management & Organization Headquarters
Apr. 2017: Group Executive of Facilities Management Headquarters (present)
Mar. 2018: Group Executive of Public Affairs Headquarters (present)
Apr. 2018: Group Executive of Finance & Accounting Headquarters (present)

[Reasons for being selected as a candidate]

Mr. Toshizo Tanaka has contributed greatly to building the Company’s strong financial position while working for many years as CFO. The Company has selected him as a candidate for Director upon determining that his extensive expertise, insight, and wide range of experience, gained from managing overall corporate administration, are vital to the Company’s management.

Toshio Homma Date of birth Mar. 10, 1949 Number of the Company’s shares held 63,952 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1972: Entered the Company
Jan. 1995: Senior General Manager of Copying Machine Development Center
Mar. 2003: Director
Apr. 2003: Group Executive of Business Promotion Headquarters
Jan. 2007: Chief Executive of L Printer Products Operations
Mar. 2008: Managing Director
Mar. 2012: Senior Managing Director
Group Executive of Procurement Headquarters
Mar. 2016: Executive Vice President
Apr. 2016: Chief Executive of Office Imaging Products Operations
Mar. 2017: Executive Vice President & In charge of Office Business
Apr. 2020: Executive Vice President & CTO & In charge of Printing Business (present)
Chief Executive of Digital Printing Business Operations (present)

[Reasons for being selected as a candidate]

Mr. Toshio Homma accomplished great things in the commercialization of large-format printing systems after being engaged in the development and commercialization of copying machines over the course of many years. Also, he led procurement reform and contributed to creating a structure to support reducing the cost-of-sales ratio. He is currently in charge of and managing the overall printing business including commercial printing, while also managing the Company’s technological R&D as CTO. The Company has selected him as a candidate for Director upon determining that his broad knowledge and experience are vital to the Company’s management.

Kunitaro Saida Date of birth May 4, 1943 Number of the Company’s shares held 9,300 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1969: Appointed as Public Prosecutor
Feb. 2003: Superintending Prosecutor of Takamatsu High Public Prosecutors Office
Jun. 2004: Superintending Prosecutor of Hiroshima High Public Prosecutors Office
Aug. 2005: Superintending Prosecutor of Osaka High Public Prosecutors Office
May 2006: Retired from Superintending Prosecutor of Osaka High Public Prosecutors Office
Registered as an attorney (present)
Jun. 2007: Audit & Supervisory Board Member of NICHIREI CORPORATION
Jun. 2008: Director of Sumitomo Osaka Cement Co., Ltd. (present)
Jun. 2010: Director of HEIWA REAL ESTATE CO., LTD.
Mar. 2014: Director (present)
[Important concurrent posts
● Attorney
● Director of Sumitomo Osaka Cement Co., Ltd.

[Reasons for being selected as a candidate]

The Company has selected Mr. Kunitaro Saida as a candidate for Outside Director so that the Company’s management may utilize his high-level expertise and wealth of experience gained from his distinguished career as Superintending Prosecutor of High Public Prosecutors Offices (in Takamatsu, Hiroshima and Osaka) and later as an attorney in corporate legal affairs, as well as serving as an Outside Director and an Outside Audit & Supervisory Board Member for other companies.

	Yusuke Kawamura Date of birth Dec. 5, 1953 Number of the Company’s shares held 0 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1977: Entered Daiwa Securities Co. Ltd.
Jan. 1997: General Manager of Syndicate Department of Daiwa Securities Co. Ltd.
Apr. 2000: Professor of Faculty of Economics and the Graduate School of Economics of Nagasaki University
Apr. 2010: Senior Managing Director of Daiwa Institute of Research Ltd.
Jan. 2011: Commissioner of Fiscal System Council of Ministry of Finance
Newly appointed		Apr. 2012: Deputy Chairman of Daiwa Institute of Research Ltd.
Feb. 2013: Commissioner of Business Accounting Council of Financial Services Agency (present)
Jun. 2017: Director of Mitsui Sugar Co., Ltd. (present)
Apr. 2019: Executive Counselor of Japan Securities Dealers Association (present)
Apr. 2020: Chairman & CEO of Institute of Glocal Policy Research (present)
[Important concurrent posts] ● Director of Mitsui Sugar Co., Ltd. ● Executive Counselor of Japan Securities Dealers Association ● Chairman & CEO of Institute of Glocal Policy Research

[Reasons for being selected as a candidate]

The Company has selected Mr. Yusuke Kawamura as a candidate for Outside Director so that the Company’s management may utilize his knowledge and experience gained from his wealth of experience as an Outside Director, and also due to his capacity as an expert with respect to financial and securities systems as well as strategy for managing financial institutions, given that he worked at a securities company and subsequently served in positions that include university professor, a commissioner of councils of Japan’s Ministry of Finance and Financial Services Agency, and as an Executive Counselor of the Japan Securities Dealers Association.

Notes:	1.	None of the candidates for the Directors have any special interest in the Company.
	2.	Mr. Kunitaro Saida and Mr. Yusuke Kawamura are candidates for Outside Directors defined by Item 7, Paragraph 3, Article 2 of the Enforcement Regulations of the Corporation Law of Japan.
	3.

At HEIWA REAL ESTATE CO., LTD. where Mr. Kunitaro Saida served as External Director until June 24, 2020, employee misconduct relating to real estate transactions was discovered, resulting in the aforesaid company’s recording of extraordinary loss in the second quarter of the fiscal year ended March 31, 2020, in association with that misconduct. Whereas he had been unaware of the misconduct up until its discovery, Mr. Kunitaro Saida has expressed his opinions on measures to prevent recurrence of any such incident, and otherwise has been appropriately making recommendations at the aforesaid company from the perspective of legal adherence and compliance-oriented management.

	4.

Although Mr. Kunitaro Saida and Mr. Yusuke Kawamura do not have the experience of being involved in the management of a company other than in a position of an outside director or outside audit & supervisory board member, the Company judges that they will appropriately perform their duties as Outside Director as outlined above in “Reasons for being selected as a candidate.”

	5.	Mr. Kunitaro Saida will have served as Outside Director of the Company for seven years as of the end of this Meeting.
	6.

The Company has entered into a contract with Mr. Kunitaro Saida limiting the amount of his damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law of Japan to the limit prescribed by laws and regulations. Should he and Mr. Yusuke Kawamura be elected, the Company will enter into a contract limiting the amount of their damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law of Japan to the limit prescribed by laws and regulations with them.

	7.

The Company has entered into a directors and officers liability insurance contract with an insurance company, whereby the Company’s Directors serve as the insured parties. The insurance covers damages that could arise under situations where an insured party bears liability in regard to performance of his or her duties or where the insured party becomes subject to a claim seeking to hold him or her liable in that regard. Every Director candidate is to be insured under the directors and officers liability insurance contract should they be elected. The contract is to be renewed in September 2021.

	8.

The Company has notified Mr. Kunitaro Saida as an independent director to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange. Should he and Mr. Yusuke Kawamura be elected, the Company will make both of them independent directors. Although the Company has compensated Mr. Kunitaro Saida for his advisory services, the remuneration has not been substantial given that it has amounted to no more than 12 million yen annually, and his contract in that regard have already expired. Accordingly, the Company judges that his independence is not affected by the aforesaid circumstances.

Additional Note for English Translation:
	Mr. Fujio Mitarai, Mr. Toshizo Tanaka and Mr. Toshio Homma are Representative Directors.

Item No.3: Election of One Audit & Supervisory Board Member

The term of office of Audit & Supervisory Board Member Mr. Hiroshi Yoshida will expire at the end of this Meeting. Accordingly, we propose the election of one Audit & Supervisory Board Member.

The Company has a basic policy to have Audit & Supervisory Board Members that are familiar with the Company’s businesses or its management structure, or that have extensive knowledge in specialized areas such as law, finance and accounting. The candidate for Audit & Supervisory Board Member, based on this basic policy, is as follows:

Prior to our proposal of this item, we have already obtained the consent of the Audit & Supervisory Board.

	Hiroshi Yoshida Date of birth Sep. 5, 1954 Number of the Company’s shares held 4,400 shares	Brief personal record, position and important concurrent posts
As of
Oct. 1980: Joined Tohmatsu Awoki & Co.
Apr. 1984: Registered as Certified Public Accountant (present)
Jul. 1993: Partner of Tohmatsu & Co.
Jun. 2000: Representative Partner of Tohmatsu & Co.
May 2007: Managing Partner, Finance & Administration of Deloitte Touche Tohmatsu
The Board Member of Deloitte Touche Tohmatsu
Outside Audit & Supervisory Board Member		Nov. 2011: CFO of Deloitte Touche Tohmatsu LLC
Mar. 2017: Audit & Supervisory Board Member of the Company (present)

Independent Audit & Supervisory Board Member	[Reasons for being selected as a candidate]

Mr. Hiroshi Yoshida has engaged in the practice of corporate accounting as a certified public accountant for many years. The Company has selected him as a candidate for Outside Audit & Supervisory Board Member so that the Company’s management may utilize his wealth of experience and advanced expert knowledge related to corporate accounting in improving the appropriateness of audits.

Notes:	1.	Mr. Hiroshi Yoshida has no special interest in the Company.
	2.	Mr. Hiroshi Yoshida is a candidate for Outside Audit & Supervisory Board Member defined by Item 8, Paragraph 3, Article 2 of the Enforcement Regulations of the Corporation Law of Japan.
	3.

Although Mr. Hiroshi Yoshida does not have the experience of being involved in the management of a company, the Company judges that he will appropriately perform his duties as Outside Audit & Supervisory Board Member by utilizing his wealth of experience and advanced expert knowledge related to corporate accounting, as outlined above.

	4.	Mr. Hiroshi Yoshida will have served as Outside Audit & Supervisory Board Member of the Company for four years as of the end of this Meeting.
	5.

The Company has entered into a contract with Mr. Hiroshi Yoshida limiting the amount of his damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law of Japan to the limit prescribed by laws and regulations. Should he be elected, the Company will continue the aforementioned contract with him.

	6.

The Company has entered into a directors and officers liability insurance contract with an insurance company, whereby the Company’s Audit & Supervisory Board Members serve as the insured parties. The insurance covers damages that could arise under situations where an insured party bears liability in regard to performance of his or her duties or where the insured party becomes subject to a claim seeking to hold him or her liable in that regard. Should Mr. Hiroshi Yoshida be elected to the position of Audit & Supervisory Board Member, he is to be insured under the directors and officers liability insurance contract. The contract is to be renewed in September 2021.

	7.

Should Mr. Hiroshi Yoshida be elected to the position of Audit & Supervisory Board Member, the Company will notify Mr. Hiroshi Yoshida as an independent audit & supervisory board member to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange. Whereas he previously belonged to Deloitte Touche Tohmatsu LLC, the Company’s Accounting Auditor, three business years have elapsed since his resignation (resignation from Deloitte Touche Tohmatsu LLC in March 2017). Moreover, although there are transactions based on service consignment agreements between the Company and the aforesaid auditing firm, the annual gross amount of these transactions is less than 1% of both the Company’s consolidated sales and the aforesaid auditing firm’s services revenue. The Company accordingly deems that this does not affect Mr. Hiroshi Yoshida’s independence.

[Reference]

“Independence Standards for Independent Directors/Audit and Supervisory Board Members” of the Company.

The Company has established the “Independence Standards for Independent Directors/Audit and Supervisory Board Members” resolved by the Board of Directors with the consent of all Audit and Supervisory Board Members, in order to clarify the standards for ensuring independence of Independent Directors/Audit and Supervisory Board Members of the Company, taking into consideration Japan’s Corporate Governance Code (Principle 4.9) and the independence criteria set by securities exchanges in Japan.

Independence Standards for

Independent Directors/Audit and Supervisory Board Members

Canon Inc. deems that a person who satisfies the requirements for Outside Directors/Audit and Supervisory Board Members prescribed by the Corporation Law of Japan, and meets the independence criteria set by securities exchanges in Japan, and does not fall into any of the items below, is an “Independent Director/Audit and Supervisory Board Member” (a person who is independent from the management of Canon Inc. and unlikely to have conflicts of interest with general shareholders).

1.

A person/organization for which Canon Group (Canon Inc. and its subsidiaries; hereinafter the same) is a major client, or a major client of Canon Group, or an executing person of such organization or client

2.	A major lender to Canon Group, or an executing person of such lender
3.	A large shareholder of Canon Inc., or an executing person of such shareholder
4.	A person/organization receiving large amounts of contributions from Canon Group, or an executing person of such organization
5.

A consultant, accounting professional or legal professional who has received a large amount of money or other properties from Canon Group, other than as compensation for being a director/Audit and Supervisory Board Member (if the recipient is a corporation, partnership or any other organization, this item applies to any person belonging to said organization.)

6.

A certified public accountant belonging to the audit firm engaged to conduct the statutory audit of Canon Group (including any such accountant to whom this item has applied in the last 3 business years)

7.	An executing person of another company in cases where an executing person of Canon Group is an outside director/Audit and Supervisory Board Member of such other company
8.

An immediate family member (spouse and a relative within the second degree of kinship) of any of the persons listed in each of items 1 to 7; provided, however that the persons to whom this is applicable shall be limited to key executing persons such as directors, executive officers of companies and partners of advisory firms

(Notes)

*

In item 1, “major” means in cases where the total amount (for any business year during the last 3 business years) of transactions between Canon Group and such client exceeds 1% of the consolidated sales of Canon Group or such client.

*	In item 2, “major” means in cases where the debt outstanding exceeds 1% of the consolidated total assets of Canon Inc. for any business year during the last 3 business years.
*	In item 3, “a large shareholder” means a shareholder who directly or indirectly holds 5% or more of the total voting rights of Canon Inc.
*

In item 4, “a large amount” means in cases where the total amount of contributions exceeds JPY 12 million (in cases where the recipient is an individual) or 1% of the annual gross income of such recipient (in cases where the recipient is an organization), for any business year during the last 3 business years of Canon Inc.

*

In items 1 to 4 and 7, an “executing person” means an executive director, executive officer and employee including manager (in items 1 to 4, including a person to whom this item has applied in any business year during the last 3 business years).

*

In item 5, “a large amount” means in cases where the total amount of money or other properties received by said consultant, etc., exceeds JPY 12 million (in cases where the recipient is a person) or 1% of the annual gross sales of such consultant, etc. (in cases where the recipient is an organization), for any business year during the last 3 business years of Canon Inc.

Item No.4: Grant of Stock Acquisition Rights to Directors

Pursuant to the resolution of the Board of Directors, the Company grants stock acquisition rights as stock-type compensation stock options to the Directors, excluding Outside Directors, amounting to 0.3 billion yen or less annually as was approved at the Company’s Ordinary General Meeting of Shareholders for the 117th Business Term held on March 29, 2018.

Effective as of March 1, 2021, the “Act Partially Amending the Companies Act” (Act No. 70 of 2019) stipulates that, with respect to the granting of stock acquisition rights as compensation to directors, companies are required to obtain approval for the specific details thereof at a general meeting of shareholders. As such, the Company seeks approval for the following content with respect to the stock acquisition rights, in order to continue with the current stock option plan.

In accordance with the Company’s “Policy on Decisions on the Content of Remunerations for Individual Directors” determined by resolution of the Board of Directors, the stock options are to be provided as an incentive for the Directors to further contribute to the improvement of medium- and long-term operating results and corporate value through sharing the benefits and risks of share price fluctuations with the Company’s shareholders. The number of stock acquisition rights to be granted is calculated using an amount determined by the recipient’s position, the consolidated income before income taxes of the previous fiscal year, and the degree to which the recipient contributes in his/her role; and the share price level at the time of granting the stock options.

The stock options are “stock-type compensation stock options,” which entitle individual Directors to acquire shares upon exercise of the stock acquisition rights at an exercise price of one yen per share. In allocating the stock acquisition rights as stock options, the remuneration (the “Remuneration”), the amount of which shall be equal to the price to be paid in exchange for stock acquisition rights (the “Allotment Price”), which shall be determined based on the fair value thereof, shall be paid by the Company to each Director, and the obligation of each Director to pay the Allotment Price shall be offset by the rights of such Director to receive the Remuneration.

There are presently three Directors eligible to receive the stock acquisition rights, and if Item No. 2 is approved, there will remain three such Directors.

Details of the Stock Acquisition Rights as the Stock-Type Compensation Stock Options

(1)    Class and number of shares to be acquired upon exercise of stock acquisition rights

The class of shares to be acquired upon exercise of the stock acquisition rights shall be shares of common stock of the Company, and the number of shares to be acquired upon exercise of each stock acquisition right (the “Number of Shares Acquired”) shall be 100 shares; provided, however, that in the case that the Company conducts a share split (including an allotment without consideration (musho-wariate) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on or after the date of the resolution adopting this item (the “Resolution Date”), the Number of Shares Acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

Number of Shares		Number of Shares		Ratio of Share Split
Acquired after	=	Acquired before	X	or
Adjustment		Adjustment		Share Consolidation

In addition to the above, in any event that makes it necessary to adjust the Number of Shares Acquired, including a merger and company split, on or after the Resolution Date, the Company may make appropriate adjustment to the Number of Shares Acquired within a reasonable range. With respect to the stock acquisition rights that the Board of Directors resolved in order to issue such stock acquisition rights on or after the effective date of a change in the number of shares constituting one unit, the Company may make reasonable adjustment to the Number of Shares Acquired in accordance with the ratio of such change in the number of shares constituting one unit, and the Company may make reasonable adjustment to the maximum number of stock acquisition rights in accordance with the ratio of such adjustment, in the event that the Company is to make a change in the number of shares constituting one unit of shares of common stock of the Company on or after the Resolution Date (excluding such changes made in connection with a share split or share consolidation, and; the same shall apply to all references to a change in the number of shares constituting one unit above).

(2)    Maximum number of stock acquisition rights

The maximum number of stock acquisition rights to be allotted to all Directors (excluding Outside Directors) within one year from the date of the Ordinary General Meeting of Shareholders for each fiscal year is 500.

(3)    Allotment Price

The Allotment Price for each stock acquisition right shall be determined by the Board of Directors based on the fair value of a stock acquisition right at the time of its allotment as calculated through a fair calculation method, such as the Black-Scholes model.

(4)    The value of assets to be contributed upon exercise of each stock acquisition right

The value of assets to be contributed upon exercise of each stock acquisition right shall be one yen per share to be acquired upon exercise of each stock acquisition right, multiplied by the Number of Shares Acquired.

(5)    Exercise period of stock acquisition rights

The exercise period of stock acquisition rights shall be a period of within 30 years starting on the date immediately following the day for allotment of the stock acquisition rights.

(6)    Restrictions on acquisition of stock acquisition rights by transfer

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is expressly approved by a resolution of the Board of Directors.

(7)    Conditions for exercise of stock acquisition rights

Those to whom stock acquisition rights have been allotted (the “Holder(s)”) shall, in principle, (i) be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and (ii) in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may, in accordance with the resolution of its Board of Directors, limit the number of offered stock acquisition rights that may be exercised by such Holder, in which case the Holder accordingly may not exercise his or her stock acquisition rights beyond such limits.

(8)    Events regarding the Company’s acquisition of stock acquisition right

The Company shall be entitled to acquire the stock acquisition rights, without consideration, on a date separately designated by the Board of Directors, if a General Meeting of Shareholders of the Company grants approval (or the Board of Directors if no resolution of a General Meeting of Shareholders is required for such approval) with respect to: a proposal for the approval of a merger agreement under which the Company will become a disappearing company; a proposal for the approval of a company split agreement or a company split plan under which the Company will become a splitting company, or; a proposal for the approval of a share exchange agreement or a share transfer plan under which the Company will become a wholly owned subsidiary.

(9)    Others

Other matters in connection with stock acquisition rights shall be determined by a resolution of the Board of Directors.

(Reference)

In addition to the said allotments to Directors, the Company intends to allot to the Executive Officers stock acquisition rights of a number determined by the Board of Directors of the Company as stock-type compensation stock options after the conclusion of this Meeting. The details of such stock acquisition rights are the same as in (1) through (9) (excluding (2)) above.

(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law of Japan)

BUSINESS REPORT (From January 1, 2020 to December 31, 2020)

1. Current Conditions of the Canon Group

(1) Business Progress and Results

General Business Conditions

The global economy during the 120th Business Term (from January 1, 2020 to December 31, 2020) contracted significantly due to restrictions on and the stagnation of economic activities caused by the spread of COVID-19.

In the second half of the term, economic activities gradually resumed and the Chinese and other major economies started to show signs of recovery. However, the pandemic is far from over as COVID-19 cases resurged in Europe and has continued to spread in the U.S. Overall, the economic conditions were challenging throughout the year.

As for exchange rates, the yen appreciated against the U.S. dollar on an annual average basis compared with the previous term, while the yen-euro rate remained at about the same level as the previous term.

In such an environment, in this term, which is the final year of our five-year management plan, Phase V of the “Excellent Global Corporation Plan,” the Canon Group worked to expand our four new businesses of commercial printing, network cameras, medical systems, and industrial equipment to accelerate a grand strategic transformation of our business portfolio, which was the main strategy pursued under the five-year management plan.

Meanwhile, in the existing businesses, such as business machines and cameras, the Canon Group worked to further improve product and service competitiveness, aiming to acquire and maintain a high market share and to secure a high profit margin.

Four New Businesses
Commercial Printing	Network Cameras

Continuous feed presses for the expanding graphic arts market	Network cameras to watch over safe and secure living

However, the COVID-19 pandemic had a significant impact on our business, and office products such as multifunction devices (MFDs) and laser printers experienced a decrease in demand for both machines and consumable supplies. Furthermore, interchangeable-lens digital cameras amid ongoing market contraction, continued to face severe market conditions, although sales of new mirrorless cameras were brisk.

On the other hand, sales of inkjet printers were strong supported by an increase in home-use demand.

In medical systems, amid the stagnation of capital investment by medical institutions due to the COVID-19 pandemic, sales were held to a slight decrease as a result of demand for COVID-19 related products.

In addition, amid restrictions on overseas travel and going out, sales of Flat Panel Display (FPD) lithography equipment, for which there was significant impact, decreased due to installation delays. As for semiconductor lithography equipment, for which there was not much impact, sales increased. Furthermore, sales of network cameras also grew.

As a result of the above, consolidated net sales for this term was 3,160.2 billion yen (down 12.1% from the previous term). Consolidated income before income taxes was 130.3 billion yen (down 33.4% from the previous term). Consolidated net income attributable to Canon Inc. was 83.3 billion yen (down 33.3% from the previous term).

Medical	Industrial Equipment

CT systems that achieves both high-resolution images and reduced radiation exposure	OLED panel manufacturing equipment for mass production of panels

Highlights of Results

•

The economy during this term contracted significantly due to restrictions on and the stagnation of economic activities caused by the spread of COVID-19. In such an environment, although sales of inkjet printers, which benefitted from strong home-use demand, and new mirrorless cameras were strong, consolidated net sales decreased by 12.1% from the previous term due to the harsh external environment.

•

Despite the promotion of group-wide cost reduction and expense reduction initiatives, consolidated net income attributable to Canon Inc. decreased by 33.3% from the previous term as a result of the prolonged impact of COVID-19.

Notes:	1.

Some business that had been disclosed as being included in the Industry and Others Business Unit in previous business reports are presented in the Office Business Unit in this Business Report. The same restatement has been applied in relation to the previous terms.

	2.	The totals do not amount to 100% because the consolidated sales of each business unit include the sales relating to intersegment transactions.

Business Conditions by Operations

Office Business Unit

In office MFDs, sales of the new products of the imageRUNNER ADVANCE DX series, which expanded cloud functionality and strengthened security functions, were off to a favorable start, and in large-size multifunction devices for commercial printing, sales of imagePRESS C165, a color model launched in the previous term, grew. However, due to the impact of the spread of COVID-19, unit sales of MFDs decreased significantly overall.

Regarding unit sales of laser multifunction printers (MFPs) and laser printers, sales of both monochrome and color models were significantly lower year on year.

Sales of services and consumables supplies also decreased due to the continued impact of the suspension of customers’ offices in addition to printing demand being in decline.

As a result of the above, on a consolidated basis, sales for this business unit decreased by 17.8% to 1,440.2 billion yen in comparison to the previous term.

Imaging System Business Unit

In interchangeable-lens digital cameras, three new models of mirrorless cameras and eight new models of lenses of mirrorless cameras were launched, of which EOS R5 and EOS R6 sold well. However, unit sales overall decreased significantly due to the market shrinking in addition to economic slowdown as a result of the spread of COVID-19.

On the other hand, in inkjet printers, demand increased due to the spread of working from home and studying from home, mainly in developed countries and China. Unit sales of inkjet printers increased from the previous term, and sales of their consumables supplies also grew. However, on a consolidated basis, sales for this business unit, which includes digital cameras, decreased by 11.8% to 712.2 billion yen in comparison to the previous term.

Medical System Business Unit

In medical systems, the business environment for medical institutions worsened due to the spread of COVID-19 and overall demand for capital investment by medical institutions was sluggish. In the Japanese market, there were also the aftereffects of the last minute surge in demand before the consumption tax hike in the previous year. Although the business environment improved gradually in the second half of this term, restrictions on going out slowed the progress of business negotiations and caused delays in the installment of ordered products.

In such an environment, in response to urgent medical system enhancement measures taken by the governments of various countries, we met the demand for computed tomography (CT) systems and diagnostic X-ray systems used for pneumonia tests. In addition, we launched a novel coronavirus qualitative antigen test kit jointly developed with Yokohama City University.

As a result of the above, on a consolidated basis, sales for this business unit slightly decreased by 0.6% to 436.1 billion yen in comparison to the previous term.

Industry and Others Business Unit

Amid restrictions on overseas travel and going out, sales of semiconductor lithography equipment, for which there was not much impact, grew significantly mainly for memory devices and image sensors, and against the backdrop of demand for smartphone panels, etc., sales of organic LED (OLED) panel manufacturing equipment increased as well. However, sales of FPD lithography equipment decreased due to the stagnation of installation activities for major overseas customers.

Sales of network cameras were affected by restrictions on sales activities during the spread of COVID-19, but sales increased due to new needs arising, such as remote monitoring that utilizes non-contact and non-face-to-face characteristics.

As a result of the above, on a consolidated basis, sales for this business unit decreased by 4.9% to 654.8 billion yen in comparison to the previous term.

(2) Facilities Investment

The investment in facilities by the Canon Group during this term totaled 132.3 billion yen (44.2 billion yen by the Company), which are mainly as follows:

Main facilities completed during this term

Canon Inc.:
New Bando Logistics Center
(Headquarters Operations)
Location: Bando-shi, Ibaraki Pref., Japan
Date of Completion: April, 2020

Main facilities under construction for establishment / expansion as of the end of this term

Canon Mold Co., Ltd.:	Canon Inc.:
New Production Base	New Production Base of Hiratsuka Plant
(Industry and Others Business Unit)	(Industry and Others Business Unit)
Location: Kasama-shi, Ibaraki Pref., Japan	Location: Hiratsuka-shi, Kanagawa Pref., Japan
*To be leased to Canon Mold Co., Ltd. by the Company

(3) Business Challenges and Countermeasures

For the five-year period through 2020, under our five-year management plan, Phase V of the “Excellent Global Corporation Plan,” the Canon Group has achieved a business portfolio transformation by boldly acquiring and building up new businesses amid the decline of existing businesses due to changing markets.

Under a new five-year management plan, Phase VI of the “Excellent Global Corporation Plan,” which begins in 2021, we will implement the following measures under the basic policy of group-wide productivity improvement and the enhancement of new businesses.

1.	Enhance competitiveness through company-wide realignment into a new industry-oriented business group structure

Our business divisions and group companies will be reorganized into four groups of “Printing,” “Optical Industry,” “Industrial Equipment,” and “Medical” to strengthen business synergy within each group and to improve productivity in new product development and manufacturing, and to create new businesses to meet changing market needs. We will also accelerate the commercialization of, among others, materials business and sales of components such as sensors to outside businesses.

(i)	Printing Group

While expanding commercial printing business including catalog printing, we will also firmly establish the industrial printing field including label printing, package printing and the like. In the office market, we will expand and strengthen the product lineup by exploiting the advantages of both electrophotographic technology and inkjet technology. In addition, we will effectively respond to digital transformation (DX).

(ii)	Optical Industry Group

We will enter in-car camera business by leveraging the optical and network technology that Canon has refined over its long history and will aim to expand our business domains focusing on social infrastructure, such as observation camera systems to support the realization of smart city.

(iii)	Industrial Equipment Group

We will further expand the competitiveness of OLED panel manufacturing equipment through innovation and cost reduction. In addition, we will strive to increase our share in semiconductor lithography equipment and FPD lithography equipment.

(vi)	Medical Group

We will strengthen the competitiveness of our core products including CT, magnetic resonance imaging (MRI), and diagnostic ultrasound systems, as well as diagnostic solutions and image analysis applications that make use of AI, to expand medical diagnostic equipment business. We will also aim to boldly enter domains on the periphery of diagnostic equipment, such as test reagents, and accelerate the growth of our business.

2.	Improve group-wide productivity through extensive reinforcement of Canon’s global headquarter functions

In addition to strengthening financial foundation through thorough implementation of a cash flow management, we will thoroughly strengthen our head office set up to function effectively across business groups in order to support productivity improvement in each business group through innovation, cost reduction, etc.

With pursuing the above challenges in particular, the Canon Group aims to achieve net sales of 4,500.0 billion yen or more, a net income ratio of 8% or more, and a shareholders’ equity ratio of 60% or more in 2025, which is the final year of Phase VI.

(4) Status of Assets and Earnings

	116th Business Term (Jan. 1, 2016-Dec. 31, 2016)	117th Business Term (Jan. 1, 2017-Dec. 31, 2017)	118th Business Term (Jan. 1, 2018-Dec. 31, 2018)	119th Business Term (Jan. 1, 2019-Dec. 31, 2019)	120th Business Term (Jan. 1, 2020-Dec. 31, 2020)
Net Sales (100 millions of yen)	34,015	40,800	39,519	35,933	31,602
Income before Income Taxes (100 millions of yen)	2,446	3,545	3,624	1,955	1,303
Net Income Attributable to Canon Inc. (100 millions of yen)	1,503	2,421	2,524	1,250	833
Basic Net Income Attributable to Canon Inc. Shareholders Per Share (yen)	137.66	223.03	233.80	116.79	79.37
Total Assets (100 millions of yen)	51,423	52,016	49,030	47,719	46,256
Total Canon Inc. Shareholders’ Equity (100 millions of yen)	27,763	28,640	28,206	26,855	25,750

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	Basic net income attributable to Canon Inc. shareholders per share is calculated based on the weighted average number of outstanding shares during the term.
	3.	In the current fiscal year, we have revised some of the financial figures from the past.

(5) Main Activities

Canon Group is engaged in the development, manufacture and sales of the following products.

Operations	Main Products

Office Business Unit	Office Multifunction Devices (MFDs), Laser Multifunction Printers (MFPs), Laser Printers, Digital Continuous Feed Presses, Digital Sheet- Fed Presses, Wide-Format Printers, Document Solutions

Imaging System Business Unit

Interchangeable-Lens Digital Cameras, Digital Compact Cameras, Interchangeable Lenses, Compact Photo Printers, Inkjet Printers, Large Format Inkjet Printers, Commercial Photo Printers, Image Scanners, Calculators

Medical System Business Unit

Digital Radiography Systems, Diagnostic X-ray Systems, Computed Tomography (CT) Systems, Magnetic Resonance Imaging (MRI) Systems, Diagnostic Ultrasound Systems, Clinical Chemistry Analyzers, Ophthalmic Equipment

Industry and Others Business Unit

Semiconductor Lithography Equipment, FPD (Flat Panel Display) Lithography Equipment, Vacuum Thin-Film Deposition Equipment, Organic LED (OLED) Panel Manufacturing Equipment, Die Bonders, Network Cameras, Digital Camcorders, Digital Cinema Cameras, Multimedia Projectors, Broadcast Equipment, Micromotors, Handy Terminals, Document Scanners

(6) Employees

Consolidated		(Breakdown by Operation)

Number of Employees		Office Business Unit	Imaging System Business Unit	Medical System Business Unit	Industry and Others Business Unit	Corporate
181,897 persons	(Decrease of 5,144 persons from the previous term)	91,109 persons	48,943 persons	12,602 persons	20,789 persons	8,454 persons

Non-Consolidated

Number of Employees

25,713 persons	(Decrease of 27 persons from the previous term)
(7) Major Lenders

Lenders	Funds Borrowed

Mizuho Bank, Ltd.	206.4 billion yen

MUFG Bank, Ltd.	137.6 billion yen

(8) Principal Subsidiaries

Subsidiaries

Company Name	Capital Stock	Ratio of Voting Rights of the Company (%)	Main Activities

Canon Marketing Japan Inc.	73,303 millions of yen	58.5	Sale of business machines, cameras, etc. in Japan

Canon Electronics Inc.	4,969 millions of yen	55.3	Manufacture and sale of information related equipment and precision machinery units for cameras

Oita Canon Inc.	80 millions of yen	100.0	Manufacture of cameras

Canon U.S.A., Inc.	204,355 thousands of U.S.$	100.0	Sale of business machines, cameras, etc. in the Americas

Canon Europa N.V.	360,021 thousands of Euro	100.0	Sale of business machines, cameras, etc. in Europe

Canon Singapore Pte. Ltd.	7,000 thousands of Singapore $	100.0	Sale of business machines, cameras, etc. in Southeast Asia

Canon Vietnam Co., Ltd.	94,000 thousands of U.S.$	100.0	Manufacture of inkjet printers and laser printers

Canon Medical Systems Corporation	20,700 millions of yen	100.0	Development, manufacture, and sale of medical equipment

Canon Medical Systems USA, Inc.	262,250 thousands of U.S.$	100.0	Sale of medical equipment in the Americas

Notes:	1.

The ratio of the Company’s voting rights in Canon Marketing Japan Inc. is calculated together with the number of voting rights held by subsidiaries of the Company. Furthermore, the ratios of the Company’s voting rights in Canon Europa N.V. and Canon Medical Systems USA, Inc. are made up of the number of voting rights held by subsidiaries of the Company.

	2.	The status of the specified wholly-owned subsidiary as of the end of this term was as follows:
		Name of specified wholly-owned subsidiary: Canon Medical Systems Corporation
		Address of specified wholly-owned subsidiary: 1385 Shimoishigami, Otawara-shi, Tochigi Pref., Japan
		Book value of shares of specified wholly-owned subsidiary at the Company: 659,118 million yen
		Amount of total assets of the Company: 2,855,139 million yen

Consolidated Status

The number of consolidated subsidiaries was 343, and the number of affiliated companies accounted for by the equity method was 9 as of the end of this term.

(9) Canon Group Global Network

Major Domestic Bases

Canon Inc.	R&D, Manufacturing and Marketing	Manufacturing
Headquarters [Tokyo]	Canon Electronics Inc. [Saitama Pref.]	Oita Canon Inc. [Oita Pref.]
Yako Office [Kanagawa Pref.]	Canon Finetech Nisca Inc. [Saitama Pref.]	Nagasaki Canon Inc. [Nagasaki Pref.]
Kawasaki Office [Kanagawa Pref.]	Canon Precision Inc. [Aomori Pref.]	Canon Chemicals Inc. [Ibaraki Pref.]
Tamagawa Office [Kanagawa Pref.]	Canon Components, Inc. [Saitama Pref.]	Oita Canon Materials Inc. [Oita Pref.]
Kosugi Office [Kanagawa Pref.]	Canon ANELVA Corporation [Kanagawa Pref.]	Fukushima Canon Inc. [Fukushima Pref.]
Hiratsuka Plant [Kanagawa Pref.]	Canon Machinery Inc. [Shiga Pref.]	Nagahama Canon Inc. [Shiga Pref.]
Ayase Plant [Kanagawa Pref.] Fuji-Susono Research Park [Shizuoka Pref.] Utsunomiya Office [Tochigi Pref.] Toride Plant [Ibaraki Pref.] Ami Plant [Ibaraki Pref.] Oita Plant [Oita Pref.]	Canon Tokki Corporation [Niigata Pref.]	Miyazaki Canon Inc. [Miyazaki Pref.]
	Canon Medical Systems Corporation [Tochigi Pref.]	Marketing
Canon Marketing Japan Inc. [Tokyo]
Canon System & Support Inc. [Tokyo]
R&D
Canon IT Solutions Inc. [Tokyo]

Major Overseas Bases

Americas

Marketing

Canon U.S.A., Inc. [U.S.A.]

Canon Solutions America, Inc. [U.S.A.]

Canon Canada Inc. [Canada]

Canon Mexicana, S.de R.L. de C.V. [Mexico]

Canon do Brasil Indústria e Comércio Limitada [Brazil]

Canon Medical Systems USA, Inc. [U.S.A.]

Manufacturing

Canon Virginia, Inc. [U.S.A.]

R&D

Canon Nanotechnologies, Inc. [U.S.A.]

Europe, Middle East, Africa

Marketing

Canon Europa N.V. [Netherlands]

Canon Europe Ltd. [U.K.]

Canon (UK) Ltd. [U.K.]

Canon France S.A.S. [France]

Canon Deutschland GmbH [Germany]

Canon Ru LLC [Russia]

Canon Middle East FZ-LLC [U.A.E.]

Canon South Africa (Pty) Ltd. [South Africa]

Manufacturing

Canon Bretagne S.A.S. [France]

R&D

Canon Research Centre France S.A.S. [France]

R&D, Manufacturing and Marketing

Canon Production Printing Holding B.V. [Netherlands]

Axis AB [Sweden]

Asia, Oceania

Marketing

Canon (China) Co., Ltd. [China]

Canon Hongkong Co., Ltd. [Hong Kong]

Canon Korea Consumer Imaging Inc. [South Korea]

Canon Singapore Pte. Ltd. [Singapore]

Canon India Pvt. Ltd. [India]

Canon Australia Pty. Ltd. [Australia]

Manufacturing

Canon Dalian Business Machines, Inc. [China]

Canon Zhuhai, Inc. [China]

Canon Zhongshan Business Machines Co., Ltd. [China]

Canon (Suzhou) Inc. [China]

Canon Inc., Taiwan [Taiwan]

Canon Hi-Tech (Thailand) Ltd. [Thailand]

Canon Vietnam Co., Ltd. [Vietnam]

Canon Opto (Malaysia) Sdn.Bhd. [Malaysia]

2. Shares of the Company

Number of Shares Issuable	3,000,000,000 shares

Issued Shares, Capital Stock, Number of Shareholders

	As of the end of the Previous Term	Change during This Term	As of the end of This Term

Issued Shares (share)	1,333,763,464	0	1,333,763,464

Capital Stock (yen)	174,761,797,475	0	174,761,797,475

Number of Shareholders (person)	421,055	Increase of 45,812	466,867

Major Shareholders (Top ten shareholders)

Name of Shareholders	Number of Shares Held (thousands of shares)	Shareholding Ratio (%)

The Master Trust Bank of Japan, Ltd. (Trust Account)	98,335	9.4

Custody Bank of Japan, Ltd. (Trust Account)	36,790	3.5

SMBC Nikko Securities Inc.	25,245	2.4

The Dai-ichi Life Insurance Company, Limited	24,320	2.3

Mizuho Bank, Ltd.	22,558	2.2

State Street Bank West Client - Treaty 505234	19,483	1.9

Moxley and Co. LLC	16,536	1.6

OBAYASHI CORPORATION	16,527	1.6

Custody Bank of Japan, Ltd. (Trust Account 5)	15,770	1.5

Barclays Securities Japan Limited	15,278	1.5

Notes:	1.	Shareholding ratio is calculated by deducting the number of treasury shares (287,989 thousand shares) from total shares issued.
	2.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement benefit trust.

	3.	With respect to Mizuho Bank, Ltd., in addition to the above, there are 9,057 thousand shares of the Company’s stock included in trust property relating to retirement benefit trust.

3. Directors and Audit & Supervisory Board Members

(1) Directors and Audit & Supervisory Board Members

Position	Name	Business in Charge or Important Concurrent Posts
Chairman & CEO	Fujio Mitarai	CEO Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings
Executive Vice President	Toshizo Tanaka	CFO Group Executive of Finance & Accounting Headquarters, Group Executive of Public Affairs Headquarters, Group Executive of Facilities Management Headquarters
Executive Vice President	Toshio Homma	CTO & In charge of Printing Business Chief Executive of Digital Printing Business Operations
Director	Kunitaro Saida	Attorney, Director of Sumitomo Osaka Cement Co., Ltd.
Director	Haruhiko Kato	Audit & Supervisory Board Member of Toyota Motor Corporation
Audit & Supervisory Board Member	Ryuichi Ebinuma
Audit & Supervisory Board Member	Hiroaki Sato
Audit & Supervisory Board Member	Yutaka Tanaka	Attorney, Director of Laws & Ordinances Compliance Investigation Office, Financial Services Agency of Japan
Audit & Supervisory Board Member	Hiroshi Yoshida	Certified Public Accountant
Audit & Supervisory Board Member	Koichi Kashimoto

Notes:	1.	Audit & Supervisory Board Member Mr. Ryuichi Ebinuma was newly elected at the Ordinary General Meeting of Shareholders for the 119th Business Term held on March 27, 2020, and assumed his office.
	2.	Audit & Supervisory Board Member Mr. Masaaki Nakamura has resigned at the end of the Ordinary General Meeting of Shareholders for the 119th Business Term held on March 27, 2020.
	3.	President & COO Mr. Masaya Maeda has resigned on May 1, 2020.
4.

Directors Mr. Kunitaro Saida and Mr. Haruhiko Kato are Outside Directors defined by Item 15, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Directors as independent directors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.

5.

Audit & Supervisory Board Members Mr. Yutaka Tanaka, Mr. Hiroshi Yoshida and Mr. Koichi Kashimoto are Outside Audit & Supervisory Board Members defined by Item 16, Article 2 of the Corporation Law of Japan. Also, the Company has notified Audit & Supervisory Board Members Mr. Yutaka Tanaka and Mr. Koichi Kashimoto as independent auditors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.

	6.	Audit & Supervisory Board Member Mr. Hiroshi Yoshida is qualified as a Certified Public Accountant and has a wealth of expertise in finance and accounting.
Additional Note for English Translation: Mr. Fujio Mitarai, Mr. Toshizo Tanaka and Mr. Toshio Homma are Representative Directors.

(2) Remuneration and Other Amounts to Directors and Audit & Supervisory Board Members

Category of Position	Number of Directors and Audit & Supervisory Board Members (persons)	Remuneration and Other Amounts by Classification (millions of yen)			Remuneration and Other Amounts (millions of yen)
		Basic Remuneration	Bonus	Stock-Type Compensation Stock Options
Directors	6	652	–	60	712
of which, Outside Directors	2	48	–	–	48
Audit & Supervisory Board Members	6	102	–	–	102
of which, Outside Audit & Supervisory Board Members	3	58	–	–	58

Notes:	1.	The above numbers of Directors include one Director who has resigned on May 1, 2020.
	2.	The above numbers of Audit & Supervisory Board Members include one Audit & Supervisory Board Member who has resigned at the end of the Ordinary General Meeting of Shareholders for the 119th Business Term held on March 27, 2020.
	3.	In the column Stock-Type Compensation Stock Options, expenses for this term are presented.

(3) Outside Directors and Outside Audit & Supervisory Board Members

Relation Between Important Organization of Concurrent Posts and the Company

Name	Organization of Concurrent Post	Concurrent Post	Relation with the Company
Kunitaro Saida	Sumitomo Osaka Cement Co., Ltd.	Outside Director	No special relation
Haruhiko Kato	Toyota Motor Corporation	Audit & Supervisory Board Member	No special relation
Yutaka Tanaka	Financial Services Agency of Japan	Director of Laws & Ordinances Compliance Investigation Office	No special relation

Principal Activities

Name	Principal Activities
Kunitaro Saida, Outside Director	Attended all 11 of Board of Directors meetings held during this term, and provided input based on his experience and insight in the legal profession when necessary.
Haruhiko Kato, Outside Director	Attended 10 out of 11 of Board of Directors meetings held during this term, and provided input based on his experience and insight in public finance, etc. when necessary.
Yutaka Tanaka, Outside Audit & Supervisory Board Member

Attended all 11 of Board of Directors meetings and all 21 of Audit & Supervisory Board meetings held during this term, and provided input based on his experience and insight as a legal expert when necessary.

Hiroshi Yoshida, Outside Audit & Supervisory Board Member

Attended all 11 of Board of Directors meetings and all 21 of Audit & Supervisory Board meetings held during this term, and provided input based on his experience and insight as a Certified Public Accountant when necessary.

Koichi Kashimoto, Outside Audit & Supervisory Board Member	Attended all 11 of Board of Directors meetings and all 21 of Audit & Supervisory Board meetings held during this term, and provided input based on his insight in business management when necessary.

Outline of Contracts for Limitation of Liability

Pursuant to the provision of Paragraph 1, Article 427 of the Corporation Law of Japan, the Company has entered into a contract with Outside Directors and Outside Audit & Supervisory Board Members which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Director’s or Audit & Supervisory Board Member’s duty. The amount of the limitation on the damage compensation liabilities under the said contract shall be the amount provided by laws or ordinances.

4. Accounting Auditor

(1) Name of Accounting Auditor

Deloitte Touche Tohmatsu LLC

Note:

Ernst & Young ShinNihon LLC, the former Accounting Auditor of the Company, retired upon expiration of its term of office at the end of the Ordinary General Meeting of Shareholders for the 119th Business Term held on March 27, 2020.

(2) Remuneration and Other Amounts to Accounting Auditor for This Term

Amount
(i)	Remuneration and other amounts payable by the Company for the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act	544 million yen
(ii)	Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	1,045 million yen

Notes:	1.

In the audit agreement between the Company and the Accounting Auditor, remuneration amounts are determined on a lump-sum without breakdown into a separate remuneration amount for auditing in accordance with the Corporation Law of Japan and in accordance with the Financial Instruments and Exchange Law of Japan. Accordingly, the amounts shown in (i) above represent total amounts of remuneration and other amounts for both of these auditing services.

	2.	The Company pays remuneration to the Accounting Auditor for their advisory services in addition to the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act.
	3.

Among the Company’s principal subsidiaries, Canon U.S.A., Inc., Canon Singapore Pte. Ltd. and Canon Medical Systems USA, Inc. are audited by Deloitte & Touche LLP in their respective countries, Canon Europa N.V. is audited by Deloitte Accountants B.V., and Canon Vietnam Co., Ltd. is audited by Deloitte Vietnam Company Limited.

	4.

Reason that the Audit & Supervisory Board reached an agreement regarding the remuneration to Accounting Auditor:

The Audit & Supervisory Board has received necessary documents and reports from related internal divisions and the Accounting Auditor with regard to procedures for prior approval for audit and non-audit work in accordance with the Sarbanes-Oxley Act of 2002, Article 202, in addition to confirming that the estimated remuneration is appropriate for the term by confirming the audit plan and seeking explanations as necessary. As a result, the Audit & Supervisory Board reached an agreement regarding the remuneration to Accounting Auditor, upon judging it to be a rational level for maintaining and improving audit quality.

(3) Policy Regarding Decision to Either Dismiss or Not Reappoint Accounting Auditor

The Audit & Supervisory Board, by unanimous agreement, as needed, will dismiss the Accounting Auditor when confirmed that the Accounting Auditor falls under any Item of Paragraph 1, Article 340 of the Corporation Law of Japan.

In addition to the above, should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that the Accounting Auditor will be able to properly perform an audit, the Audit & Supervisory Board will decide the contents of the item to be proposed at a General Meeting of Shareholders regarding the dismissal or refusal of reappointment of the Accounting Auditor.

5. Systems Necessary to Ensure the Properness of Operations

The content of the resolution of the Board of Directors regarding the systems necessary to ensure the properness of the Company’s operations (basic policy) as well as the outline of activities for the aforementioned systems, are as follows:

Basic Policy Regarding Systems Necessary to Ensure the Properness of Operations (the “Internal Control System”)

Content of Basic Policy Resolution

To ensure the properness of operations and to work for continuous improvement in corporate value, Canon Inc. (the “Company”) and the enterprises consisting of the Company and its subsidiaries (the “Canon Group”), shall foster a sound corporate culture based on the Spirit of “Three Selfs” (Self-motivation, Self-management, and Self- awareness) – guiding principles dating back to the founding of the Company. The Canon Group shall also work to foster a law-abiding awareness through the “Canon Group Code of Conduct.” Furthermore, the Canon Group shall firmly strive to ensure management transparency through clearly defined approval processes and authorities of the CEO and Chief/Group Executives of the Company as well as executive officers of each subsidiary of the Company.

1.	System for Compliance (Item 6, Paragraph 4, Article 362 of the Corporation Law of Japan, and Item 4, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution
(1).

The Board of Directors, in accordance with regulations prescribed by the Board of Directors (the “Regulations of the Board of Directors”), shall make decisions on important Canon Group managerial matters after careful deliberation. Additionally, the Board of Directors shall have representative directors, executive directors and executive officers (collectively the “Officers”) give reports regarding their execution of duties.

(2).

The Board of Directors shall thoroughly instill compliance awareness through training and other programs geared towards new employees, managers, and newly-appointed board members and executive officers, utilizing the “Canon Group Code of Conduct,” prescribed by the Board of Directors as a standard to be adhered to in the execution of duties.

(3).

As a part of the Company’s risk management system, the Company shall put in place business procedures/ checking systems that prevent violation of laws and regulations and the Company’s articles of incorporation in the course of daily business. It shall also maintain a compliance education system.

(4).

The internal audit division of the Company, which has the authority to audit the execution of duties by Officers and employees, shall also conduct audits regarding the status of compliance with laws and regulations and the Company’s articles of incorporation.

(5).

If an act that violates laws and regulations, or the Company’s articles of incorporation is discovered in the Canon Group, employees have the ability to anonymously report such fact to any director or officer, including outside directors and outside Audit & Supervisory Board Members by means of a whistleblowing system. Additionally, the Company shall prohibit any disadvantageous treatment of any whistleblower.

Outline of Activities
(1).

During the current business term, 11 Board of Directors meetings were held. At these meetings, in addition to deliberating and deciding on important matters, the Board of Directors received reports from Officers in charge of major divisions concerning the execution of business.

(2).

In addition to implementing compliance training that follows the Canon Group Code of Conduct, the Company established “Compliance Week,” an event to provide an opportunity for discussion on familiar risks of law-and-regulation violations by each respective workplace.

		(3).	The activity is described in (1), Outline of Activities, 2 below.
(4).

Supported by about 70 personnel, the internal audit division conducts audits of each division and subsidiary including in its scope of inquiry not only compliance but also the usefulness and efficiency of operations and matters concerning information security. The results of these audits are then reported to the CEO and the Audit & Supervisory Board, and when necessary, proposals for improvement are given.

(5).

The rules on use of the whistleblowing system, including the explicit prohibition of the disadvantageous treatment of whistleblowers, are disseminated via the intranets of the Company, along with information on the contact counter for reporting internal problems. In the current business term, there were no whistleblower reports relating to serious violations of laws and regulations, or the like.

2.	System for Risk Management (Item 2, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution
(1).

The Company established the Risk Management Committee in accordance with the “Regulations of Risk Management” prescribed by the Board of Directors. This Committee shall develop various measures with regard to improving the risk management system. These measures include the system for grasping any significant risks (violation of laws and regulations, inappropriate financial reporting, quality issues, work-related injuries, disasters etc.) that the Canon Group may face in the course of business. Additionally, in accordance with any action plan that is approved by the Board of Directors, this Committee shall evaluate the status of improvement and implementation of the risk management system and report its findings to the CEO and the Board of Directors.

(2).

The Company established the Corporate Strategy Committee in accordance with the “Regulations of the Corporate Strategy Committee” prescribed by the Board of Directors. Even if the authority to decide certain items is delegated from the Board of the Directors to the CEO, the Committee shall carefully deliberate those items in cases that are considered particularly important.

Outline of Activities
(1).

Established under the Risk Management Committee are the following three subcommittees: the Financial Risk Management Subcommittee, which is in charge of improving systems to ensure the reliability of financial reporting, the Compliance Subcommittee, which is in charge of improving systems to ensure compliance of corporate ethics and major laws and regulations, and the Business Risk Management Subcommittee, which is in charge of improving systems to manage quality risks, information leakage risks and other significant business risks. These subcommittees carried out evaluation based on their respective roles of the status of improvement and implementation of Canon Group’s risk management system in accordance with Canon Group Basic Policy on the Development of Risk Management System for 2020 stipulated by the Board of Directors. The result of such evaluation did not discover any major flaws in the system and the Risk Management Committee reported this to the CEO and the Board of Directors.

(2).

The Corporate Strategy Committee was held 6 times in the current business term. In addition to the Officers in charge of executing business operations, the Outside Directors and Audit & Supervisory Board Members also attended, as necessary, and provided opinions.

3.	System for Efficient Execution of Duties (Item 3, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution
(1).

Based on regulations regarding the division of duties and administrative authorities prescribed by the Board of Directors, the CEO and other Officers shall execute shared duties under the supervision and direction of the CEO.

(2).

The CEO shall formulate 5-year management goals (the “Excellent Global Corporation Plan”) and 3-year priority measures, contained in mid-term management plans. Based upon these plans, the CEO shall manage operations from a unified group approach.

Outline of Activities
		(1).	The CEO and other Officers execute the duties allocated to them in accordance with the related regulations.
(2).

The CEO decides on a mid-term management plan, which is decided based on close discussions with Officers of the Company and the executive officers of the major subsidiaries in Japan and overseas, and ensures the cohesion of the Group’s corporate management.

4.	System for Group Management (Item 5, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution
The Company strengthens the internal control system of the Canon Group by requiring subsidiaries to follow the respective items:
(a).

to obtain prior approval from the Company or report to the Company important decisions in accordance with the “Regulations of Group Companies Management,” prescribed by the Board of Directors of the Company,

(b).

to grasp significant risks that the subsidiary may face in the course of business and to verify and evaluate the status of improvement and implementation of the risk management system and report their findings to the Company in accordance with the “Regulations of Risk Management,”

		(c).	to design an appropriate organization under the governing law of incorporation and to clearly define approval processes and authorities of executive officers,
(d).

in addition to thoroughly instilling compliance awareness through the Canon Group Code of Conduct, to put in place business procedures/checking systems that prevent violation of laws and regulations and subsidiaries’ articles of incorporation in the course of daily business and prepare a compliance education system as a part of the subsidiary’s risk management system, and

		(e).	to establish a whistleblowing system and prohibit any disadvantageous treatment of any whistleblower.
Outline of Activities
		(a).	The Company received reports from subsidiaries and provided prior approval to subsidiaries in accordance with the “Regulations of Group Companies Management.”
(b).

In order to conduct evaluation of the status of improvement and implementation of the risk management system described in (1), Content of Basic Policy Resolution, 2 above, the subsidiaries being evaluated implemented evaluation of the respective targeted risks.

(c).

Each subsidiary performs, as appropriate, a review of the appropriateness of organizational design, and approval criteria and processes in accordance with the applicable laws and regulations and the nature of business and other factors.

		(d).	In addition to the activities of (1), Outline of Activities, 2 above, each subsidiary conducts training and discussion as necessary and ensures utmost compliance.
		(e).	Each company establishes a whistleblowing system and totally prohibits any disadvantageous treatment of any whistleblower.
5.	System for Storing and Managing Information (Item 1, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution

Information related to the execution of duties of Officers, including meeting minutes of the Board of Directors and settlement documents, shall be maintained and managed by respective divisions in charge of such management in accordance with laws and regulations, the “Regulations of the Board of Directors,” and other related rules. Directors, Audit & Supervisory Board Members, and members of the internal audit division have the ability to inspect this information at anytime.

Outline of Activities

Whenever deemed necessary, Directors, Audit & Supervisory Board Members and members of the internal audit division peruse or obtain copies of meeting minutes of the Board of Directors and the Corporate Strategy Committee, and other records such as settlement documents of the CEO.

6.	System for Auditing by Audit & Supervisory Board Members (Paragraph 3, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution
(1).

The Company established and assigns dedicated full-time employees of an appropriate number to the Office of Audit & Supervisory Board Members. The Office of Audit & Supervisory Board Members is established as an independent entity that is outside the control of Officers. Any change in dedicated full-time employee personnel shall require the prior consent of the Audit & Supervisory Board.

(2).

Audit & Supervisory Board Members shall grasp the execution of duties by Officers, attending not only meetings of the Board of Directors, but also other important meetings such as meetings of the Corporate Strategy Committee and Risk Management Committee.

(3).

The administrative divisions of the headquarters, such as human resources, finance & accounting, and legal affairs, shall hold meetings with Audit & Supervisory Board Members and report on the execution of duties in a timely manner. Additionally, if any material breach of laws and regulations occurs, the relevant division shall immediately report this to Audit & Supervisory Board Members.

		(4).	Audit & Supervisory Board Members shall have accounting auditors periodically give reports.
(5).

Audit & Supervisory Board Members shall hold periodic meetings with counterparts of domestic subsidiaries of the Company and work to improve the auditing system from a unified group perspective by sharing information. Additionally, Audit & Supervisory Board Members shall grasp the execution of duties by Officers of subsidiaries, sharing responsibility for the auditing of major subsidiaries in and outside Japan.

		(6).	The Company prohibits any disadvantageous treatment of any person that reports to Audit & Supervisory Board Members. The Company also seeks its subsidiaries to prohibit any disadvantageous treatment.
(7).

The Audit & Supervisory Board shall draw up an annual audit plan and an annual budget covering the audit of the Company and its subsidiaries. And the Company shall secure necessary funds for the annual budget. When an outlay outside the budget is incurred, due to a special audit etc., the expense shall be reimbursed by the Company.

Outline of Activities
(1).

The Company established the Office of Audit & Supervisory Board Members to be independent from the directives and commands of Officers and it assigns dedicated full-time employee(s). If necessary, Audit & Supervisory Board Members may give an order for an investigation to the administrative divisions etc. of the headquarters.

(2).

Audit & Supervisory Board Members, including Outside Audit & Supervisory Board Members, in addition to attending all the Board of Directors meetings, also attend the Corporate Strategy Committee meetings and the Risk Management Committee as necessary.

(3).

The managers in charge of the administrative divisions of the headquarters, in principle meet with full-time Audit & Supervisory Board Members monthly and report the status of execution of duties. In addition, the internal audit division reports the results of audits to the CEO and Audit & Supervisory Board Members.

(4).

Audit & Supervisory Board Members, in addition to periodically receiving reports from the Accounting Auditor on the results of the audit of the business term in accordance with laws and regulations, they also hold hearings with the Accounting Auditor to inquire on the status of audits as necessary.

(5).

Audit & Supervisory Board Members, as necessary, held meetings with audit & supervisory board members of domestic subsidiaries and shared information. In addition, at the time of audits at subsidiaries, Audit & Supervisory Board Members received reports from the Directors of subsidiaries and shared information with audit & supervisory board members of the subsidiaries.

		(6).	In addition to (5), Outline of Activities, 1 above, information is disseminated concerning the prohibition of disadvantageous treatment of any person that reports to Audit & Supervisory Board Members.
		(7).	In the current business term, there were no shortfalls in the budget allocated for the implementation of audits in accordance with the audit plan.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

	As of Dec. 31, 2020	As of Dec. 31, 2019

ASSETS

Current assets:

Cash and cash equivalents	407,684	412,814

Short-term investments	71	1,767

Trade receivables, net	535,126	559,836

Inventories	562,807	584,756

Prepaid expenses and other current assets	283,455	286,792

Total current assets	1,789,143	1,845,965

Non-current assets:

Noncurrent receivables	17,276	17,135

Investments	49,994	48,361

Property, plant and equipment, net	1,037,680	1,089,671

Operating lease right-of-use assets	107,361	114,418

Intangible assets, net	318,497	347,921

Goodwill	915,564	898,661

Other assets	390,099	409,786

Total non-current assets	2,836,471	2,925,953

Total assets	4,625,614	4,771,918

(Millions of yen)

	As of Dec. 31, 2020		As of Dec. 31, 2019

LIABILITIES AND EQUITY

Current liabilities:

Short-term loans and current portion of long-term debt	392,235		42,034

Trade payables	303,809		305,312

Accrued income taxes	18,761		18,801

Accrued expenses	317,716		336,396

Current operating lease liabilities	32,307		31,884

Other current liabilities	261,361		237,576

Total current liabilities	1,326,189		972,003

Non-current liabilities:

Long-term debt, excluding current installments	4,834		357,340

Accrued pension and severance cost	345,897		368,507

Noncurrent operating lease liabilities	76,796		83,688

Other noncurrent liabilities	87,857		106,400

Total non-current liabilities	515,384		915,935

Total liabilities	1,841,573		1,887,938

Commitments and contingent liabilities

Equity:

Canon Inc. shareholders’ equity:

Common stock	174,762		174,762

[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]

[Issued shares] (share)	[1,333,763,464	]	[1,333,763,464	]

Additional paid-in capital	404,620		405,017

Retained earnings:

Legal reserve	69,436		67,572

Other retained earnings	3,409,371		3,455,083

Total retained earnings	3,478,807		3,522,655

Accumulated other comprehensive income (loss)	(324,789)		(308,442)

Treasury stock, at cost	(1,158,369)		(1,108,496)

[Treasury shares] (share)	[287,989,819	]	[269,928,993	]

Total Canon Inc. shareholders’ equity	2,575,031		2,685,496

Noncontrolling interests	209,010		198,484
Total equity	2,784,041		2,883,980

Total liabilities and equity	4,625,614		4,771,918

Consolidated Statements of Income	(Millions of yen)

	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019

Net sales	3,160,243	3,593,299

Cost of sales	1,784,375	1,983,266

Gross profit	1,375,868	1,610,033

Operating expenses:

Selling, general and administrative expenses	993,009	1,137,110

Research and development expenses	272,312	298,503

	1,265,321	1,435,613

Operating profit	110,547	174,420

Other income (deductions):

Interest and dividend income	2,923	5,526

Interest expense	(854)	(1,038)

Other, net	17,664	16,585

	19,733	21,073

Income before income taxes	130,280	195,493

Income taxes	34,337	56,146

Consolidated net income	95,943	139,347

Less: Net income attributable to noncontrolling interests	12,625	14,383

Net income attributable to Canon Inc.	83,318	124,964

Notes to Consolidated Balance Sheet
<Notes to Consolidated Balance Sheet as of December 31, 2020>
1.	Allowance for doubtful receivables:	11,645 million yen
2.	Accumulated depreciation:	2,770,106 million yen
3.	Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net gains and losses on derivative financial instruments and pension liability adjustments.
4.	Collateral assets and liability regarding collateral assets:
(1) Collateral assets
	Cash and cash equivalents	1,000 million yen
	Property, plant and equipment, net	634 million yen
(2) Liability regarding collateral assets
	Long-term debt, excluding current installments	2,100 million yen
5.	Guarantee obligations for bank loans and others:	2,568 million yen
<Note to Per Share Information as of December 31, 2020>
	Canon Inc. shareholders’ equity per share	2,462.65 yen

Note to Consolidated Statement of Income
<Note to Per Share Information for the year ended December 31, 2020>
Net income attributable to Canon Inc. shareholders per share
	Basic	79.37 yen
	Diluted	79.35 yen

NON-CONSOLIDATED FINANCIAL STATEMENTS

Non-Consolidated Balance Sheets

	As of Dec. 31, 2020	As of Dec. 31, 2019

ASSETS

Current assets	612,305	662,284

Cash and deposits	51,515	64,747

Notes receivable	4,107	1,002

Accounts receivable	245,070	287,968

Finished goods	88,683	72,131

Work in process	72,894	83,381

Raw materials and supplies	6,322	7,325

Short-term loans receivable	73,186	75,402

Income taxes receivable	1,809	3,628

Other current assets	70,006	66,700

Allowance for doubtful receivables	(1,287)	-

Fixed assets	2,242,834	2,266,023

Property, plant and equipment, net	563,198	589,986

Buildings	337,708	350,811

Machinery	43,768	45,986

Vehicles	317	280

Tools and equipment	12,132	12,867

Land	150,626	149,363

Construction in progress	18,647	30,679

Intangible fixed assets	22,474	23,853

Software	14,916	15,621

Goodwill	4,873	5,183

Other intangibles	2,685	3,049

Investments and other assets	1,657,162	1,652,184

Investment securities	9,714	8,325

Investments in affiliated companies	1,566,390	1,565,644

Long-term pre-paid expenses	12,873	13,304

Prepaid pension cost	5,897	8,241

Deferred tax assets-noncurrent	51,848	49,958

Guarantees	438	439

Other noncurrent assets	10,089	6,359

Allowance for doubtful receivables-noncurrent	(87)	(86)

Total assets	2,855,139	2,928,307

(Millions of yen)

	As of Dec. 31, 2020	As of Dec. 31, 2019

LIABILITIES AND NET ASSETS

Current liabilities	1,600,230	1,187,210

Notes payable	226	359

Electronically recorded obligations-operating	21,834	21,823

Accounts payable	263,327	252,799

Short-term loans payable	1,196,037	804,443

Other payables	28,686	31,884

Accrued expenses	31,437	36,272

Accrued income taxes	558	-

Deposits	9,371	8,927

Accrued warranty expenses	3,220	4,034

Accrued bonuses for employees	4,165	4,179

Accrued directors’ bonuses	-	54

Other current liabilities	41,369	22,436

Noncurrent liabilities	29,151	382,396

Long-term loans payable	-	354,000

Accrued pension and severance cost	24,503	22,559

Reserve for environmental provision	950	1,024

Accrued long service rewards for employees	1,466	1,347

Other noncurrent liabilities	2,232	3,466

Total liabilities	1,629,381	1,569,606

Shareholders’ equity	1,222,517	1,356,538

Common stock	174,762	174,762

Capital surplus	306,288	306,288

Additional paid-in capital	306,288	306,288

Retained earnings	1,899,821	1,983,984

Legal reserve	22,114	22,114

Other retained earnings	1,877,707	1,961,870

Reserve for special depreciation	4	7

Reserve for deferral of capital gain on property	3,609	3,748

Special reserves	1,249,928	1,249,928

Retained earnings brought forward	624,166	708,187

Treasury stock	(1,158,354)	(1,108,496)

Valuation and translation adjustments	2,705	1,693

Net unrealized gains (losses) on securities	2,930	1,918

Net deferred gains(losses) on hedges	(225)	(225)

Subscription rights to shares	536	470
Total net assets	1,225,758	1,358,701
Total liabilities and net assets	2,855,139	2,928,307

Non-Consolidated Statements of Income	(Millions of yen)

	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Net sales	1,255,499	1,539,271

Cost of sales	953,475	1,164,457

Gross profit	302,024	374,814

Selling, general and administrative expenses	332,671	370,322

Operating profit (loss)	(30,647)	4,492

Other income	101,447	130,066

Interest income	793	1,616

Dividend income	61,612	96,500

Rental income	23,422	24,680

Foreign exchange income	5,113	2,040

Miscellaneous income	10,507	5,230

Other expenses	30,319	32,558

Interest expense	5,165	6,533

Depreciation of rental assets	20,265	21,516

Miscellaneous loss	4,889	4,509
Ordinary profit	40,481	102,000

Non-ordinary income	165	158

Gain on sales of fixed assets	138	146

Gain on sales of investment securities	27	-

Other	-	12

Non-ordinary loss	1,865	10,009

Loss on sales and disposal of fixed assets	1,609	2,801

Loss on impairment of fixed assets	-	5,397

Loss on sales of investment securities	-	34

Loss on extinguishment of tie-in shares	-	1,638

Other	256	139

Income before income taxes	38,781	92,149

Income taxes - Current	(1,730)	2,999

- Deferred	(2,334)	(1,019)

Net income	42,845	90,169

Notes to Non-Consolidated Balance Sheet
<Notes to Non-Consolidated Balance Sheet as of December 31, 2020>
1.	Accumulated depreciation of property, plant and equipment
1,536,650 million yen
2.	Guarantees
	Mortgage bank loans for employees	934 million yen
3.	Receivable and Payable for affiliated companies
	Receivables	323,175 million yen
	Payables	1,108,788 million yen
4.	Plan assets in the retirement benefit trust that are offset with the accrued pension and severance cost are as follows:

Severance pay plan	Accrued pension and serverance cost before deduction of plan assets 50,912 million yen	Plan assets in the retirement benefit trust 26,409 million yen

5.	Plan assets in the retirement benefit trust that are added to the prepaid pension cost are as follows:

Corporate pension plan	Accrued pension and serverance cost before deduction of plan assets 40,663 million yen	Plan assets in the retirement benefit trust 46,560 million yen

<Note to Per Share Information as of December 31, 2020>
Net assets per share	1,171.59 yen

Notes to Non-Consolidated Statement of Income
<Notes to Non-Consolidated Statement of Income for the year ended December 31, 2020>
Transactions with affiliated companies
Sales	1,141,343 million yen
Purchase	912,203 million yen
Other transactions	96,530 million yen
<Note to Per Share Information for the year ended December 31, 2020>
Net income per share	40.81 yen

AUDIT REPORT OF ACCOUNTING AUDITOR ON CONSOLIDATED FINANCIAL STATEMENTS

(TRANSLATION)
INDEPENDENT AUDITOR’S REPORT

February 10, 2021
To the Board of Directors of
Canon Inc.:

Deloitte Touche Tohmatsu LLC
Tokyo office

	Designated Engagement Partner,	Masayuki Yamada
Certified Public Accountant:

	Designated Engagement Partner,	Teruhisa Tamai
Certified Public Accountant:

	Designated Engagement Partner,	Kenichi Takai
Certified Public Accountant:

	Designated Engagement Partner,	Susumu Nakamura
Certified Public Accountant:

Opinion

Pursuant to Paragraph 4, Article 444 of the Companies Act, we have audited the consolidated financial statements of Canon Inc. and its consolidated subsidiaries (the “Group”), namely, the consolidated balance sheet as of December 31, 2020, and the consolidated statement of income and consolidated statement of equity for the fiscal year from January 1, 2020 to December 31, 2020, and the related notes.

In our opinion, the accompanying consolidated financial statements prepared with the omission of a part of the disclosures required under accounting principles generally accepted in the United States of America pursuant to the provisions of the second sentence of Paragraph 1, Article 120 of the Ordinance on Company Accounting which is applied mutatis mutandis pursuant to Paragraph 3, Article 120-3 of the Ordinance on Company Accounting, present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2020, and its consolidated results of its operations for the year then ended.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the provisions of the Code of Professional Ethics in Japan, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Audit & Supervisory Board Members and the Audit & Supervisory Board for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements pursuant to the provisions of the second sentence of Paragraph 1 of Article 120 of the Ordinance on Company Accounting which is applied mutatis mutandis pursuant to Paragraph 3 of Article 120-3 of the Ordinance on Company Accounting which allows companies to prepare consolidated financial statements with the omission of a part of the disclosures required under accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern pursuant to the provisions of the second sentence of Paragraph 1, Article 120 of the Ordinance on Company Accounting which is applied mutatis mutandis pursuant to Paragraph 3, Article 120-3 of the Ordinance on Company Accounting which allows companies to prepare consolidated financial statements with the omission of a part of the disclosures required under accounting principles generally accepted in the United States of America.

Audit & Supervisory Board Members and the Audit & Supervisory Board are responsible for overseeing the Directors’ execution of duties relating to the design and operating effectiveness of the controls over the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

  Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor’s judgment. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

  Obtain, when performing risk assessment procedures, an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

  Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

  Evaluate whether the overall presentation and disclosures of the consolidated financial statements are pursuant to the provisions of the second sentence of Paragraph 1, Article 120 of the Ordinance on Company Accounting which is applied mutatis mutandis pursuant to Paragraph 3, Article 120-3 of the Ordinance on Company Accounting which allows companies to prepare consolidated financial statements with the omission of a part of the disclosures required under accounting principles generally accepted in the United States of America, as well as the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

  Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with Audit & Supervisory Board Members and the Audit & Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide Audit & Supervisory Board Members and the Audit & Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor’s Report

This is an English translation of the independent auditor’s report as required by the Companies Act of Japan for the conveniences of the reader.

AUDIT REPORT OF ACCOUNTING AUDITOR

(TRANSLATION)
INDEPENDENT AUDITOR’S REPORT

February 10, 2021
To the Board of Directors of
Canon Inc.:

Deloitte Touche Tohmatsu LLC
Tokyo office

	Designated Engagement Partner,	Masayuki Yamada
Certified Public Accountant:

	Designated Engagement Partner,	Teruhisa Tamai
Certified Public Accountant:

	Designated Engagement Partner,	Kenichi Takai
Certified Public Accountant:

	Designated Engagement Partner,	Susumu Nakamura
Certified Public Accountant:

Opinion

Pursuant to Item 1, Paragraph 2, Article 436 of the Companies Act, we have audited the non-consolidated financial statements of Canon Inc. (the “Company”), namely, the non-consolidated balance sheet as of December 31, 2020, and the non-consolidated statement of income and non-consolidated statement of changes in net assets for the 120th fiscal year from January 1, 2020 to December 31, 2020, and the related notes and the accompanying supplemental schedules.

In our opinion, the accompanying non-consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and its financial performance for the year then ended in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Non-consolidated Financial Statements section of our report. We are independent of the Company in accordance with the provisions of the Code of Professional Ethics in Japan, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Audit & Supervisory Board Members and the Audit & Supervisory Board for the Non-consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the non-consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of non-consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the non-consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

Audit & Supervisory Board Members and the Audit & Supervisory Board are responsible for overseeing the Directors’ execution of duties relating to the design and operating effectiveness of the controls over the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Non-consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the non-consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these non-consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

  Identify and assess the risks of material misstatement of the non-consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor’s judgment. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

  Obtain, when performing risk assessment procedures, an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

  Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the non-consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

  Evaluate whether the overall presentation and disclosures of the non-consolidated financial statements are in accordance with accounting principles generally accepted in Japan, as well as the overall presentation, structure and content of the non-consolidated financial statements, including the disclosures, and whether the non-consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with Audit & Supervisory Board Members and the Audit & Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide Audit & Supervisory Board Members and the Audit & Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor’s Report

This is an English translation of the independent auditor’s report as required by the Companies Act of Japan for the conveniences of the reader. The accompanying supplemental schedules referred to in this report are not included in the attached financial documents.

AUDIT REPORT OF AUDIT & SUPERVISORY BOARD

Audit Report

Regarding the performance of duties by the Directors for the 120th business term from January 1, 2020, to December 31, 2020, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Audit & Supervisory Board Member and hereby report as follows:

1.	Auditing Methods Employed by the Audit & Supervisory Board Members and Audit & Supervisory Board and Details of Such Audit
(1)

We established auditing policies, allocation of duties and other relevant matters, and received reports from each Audit & Supervisory Board Member regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

(2)

Each Audit & Supervisory Board Member complied with the auditing standards of Audit & Supervisory Board Members established by the Audit & Supervisory Board, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the internal auditing and other employees, made efforts to establish the environment for collecting information and auditing, and conducted the audit by the following methods.

(i)

Each Audit & Supervisory Board Member participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the headquarters and principal offices. With respect to subsidiaries, we communicated and exchanged information with Directors and Audit & Supervisory Board Members of subsidiaries, and received business reports from subsidiaries as necessary.

(ii)

We periodically received reports from Directors, employees and others, requested explanations as necessary, and expressed opinions, regarding the resolution of the Board of Directors on the establishment of following systems (Internal Control System) and the status of operation of the organized system based on such resolution, both of which are described in the business report;

i)	the system for ensuring that the performance of duties by the Directors conforms to the applicable laws and regulations and Articles of Incorporation, and
ii)

the system stipulated in Item 1 and Item 3, Article 100, of the Enforcement Regulations of the Corporation Law, which are necessary for ensuring the properness of operations of the enterprises consisting of the Company and its subsidiaries.

(iii)

We monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary.

Based on the above methods, we examined the business report and the accompanying detailed statements, the financial statements (balance sheet, statement of income, statement of changes in net assets, and notes to non-consolidated financial statements) and the accompanying detailed statements as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity, and notes to consolidated financial statements) for this business term.

2.	Audit Results
(1)	Results of Audit of Business Report and Other Relevant Documents
(i)

We confirm that the business report and the accompanying detailed statements fairly represent the Company’s conditions in accordance with the related laws and regulations and Articles of Incorporation.

(ii)	We have found no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation with regard to the execution of duties by the Directors.
(iii)

We confirm that the content of the resolution of the Board of Directors regarding the Internal Control System is proper. In addition, we have found no matters on which to remark in regard to the description of the business report and the execution of duties by the Directors regarding the Internal Control System.

(2)	Results of Audit of Financial Statements and the Accompanying Detailed Statements
We confirm that the methods and results of the audit conducted by the Accounting Auditor, Deloitte Touche Tohmatsu LLC, are proper.

(3)	Results of Audit of Consolidated Financial Statements
We confirm that the methods and results of the audit conducted by the Accounting Auditor, Deloitte Touche Tohmatsu LLC, are proper.

February 12, 2021

Audit & Supervisory Board, Canon Inc.

Audit & Supervisory Board Member     Ryuichi Ebinuma

Audit & Supervisory Board Member     Hiroaki Sato

Audit & Supervisory Board Member     Yutaka Tanaka

Audit & Supervisory Board Member     Hiroshi Yoshida

Audit & Supervisory Board Member     Koichi Kashimoto

Note:

Audit & Supervisory Board Members, Yutaka Tanaka, Hiroshi Yoshida and Koichi Kashimoto are Outside Audit & Supervisory Board Members, as provided in Item 16, Article 2, and Paragraph 3, Article 335, of the Corporation Law.

REFERENCE

Topics

Canon develops world’s first 1-megapixel SPAD image sensor

Canon has developed the world’s first* image sensor with signal-amplifying pixels, called a SPAD (Single Photon Avalanche Diode) sensor, capable of capturing 1-megapixel images. The SPAD image sensor features a high time resolution as precise as 100 picoseconds (1 picosecond = 1 trillionth of a second). Thanks to its ability to capture images of high-speed phenomena that occur within an extremely short time interval, such as chemical reactions and lightning, which cannot be accurately observed by the human eye, the SPAD image sensor is expected to contribute to the analysis of various kinds of events and phenomena. In addition, it is also expected to be used for a vehicle distance measurement for self-driving automobiles, as well as perceiving 3D spatial information for AR (augmented reality), MR (mixed reality), VR (virtual reality) and similar devices.

*Among SPAD sensors. As of June 23, 2020. Based on Canon research.

Relocatable CT solution supports medical sites

In Europe, Canon Medical Systems Corporation offers an all-in-one CT solution using a large medical container equipped with CT systems, air conditioning and heating systems, control rooms, and generators. That can be transported by trailer and is used at medical sites in various locations.

It is also useful for testing the pneumonia caused by novel coronavirus, and contributes to reducing the risk of infection in medical facilities as the tests are conducted entirely in an isolated container.

In Japan, onboard CT has been deployed since 1995, and the same large container solution as in Europe will be available from 2021.

CSR Initiatives

Tsuzuri Project contributes to the inheritance of valuable cultural assets

Visiting class using the high resolution facsimile of the National Treasure “Pine Trees in the Snow” (donated to the Mitsui Memorial Museum)

The “Tsuzuri Project,” a social contribution activity conducted by Canon together with the Kyoto Culture Association (NPO), creates high resolution facsimiles of valuable Japanese cultural assets, making it possible to both offer opportunities for public viewing, as well as to preserve the assets.

In 2020, advances in Canon’s photographic system and printing technology enabled us to create even higher resolution, and we donated five high resolution facsimiles of the National Treasure “Pine Trees” (drawn by Hasegawa Tohaku) and other works to the National Institutes for Cultural Heritage.

In addition, using the donated facsimiles to date, we have held exhibitions at the Tokyo National Museum and held visiting classes at junior high schools, providing opportunities for the public to come into close contact with Japan’s fine culture.

Canon Foundation promotes research grant activities

The Canon Foundation was established in 2008 with the aim of contributing to the sustainable prosperity and well-being of humankind. It has disbursed about 180 research grants so far.

In 2020, we offered grants for a total of 14 research themes under the research grants programs “Science and Technology that Achieve a Good Future” and “Science and Technology that Create New Industries,” for which we began accepting applications in 2019.

We are also promoting activities to share the results of cutting-edge research with the general public, such as holding lectures on Japanese food (“Washoku”) and health in cooperation with the Washoku Association of Japan.

TO OUR SHAREHOLDERS

INTERNET DISCLOSURE

FOR NOTICE OF CONVOCATION OF

THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FOR THE 120TH BUSINESS TERM

BUSINESS REPORT

Stock Acquisition Rights etc. of the Company

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Equity

Notes to Consolidated Financial Statements

NON-CONSOLIDATED FINANCIAL STATEMENTS

Non-Consolidated Statement of Changes in Net Assets

Notes to Non-Consolidated Financial Statements

Of the documents to be provided upon Notice of Convocation, the following documents have been posted on our website on the Internet (https://global.canon/en/ir/) to be provided to shareholders in accordance with laws and regulations and provisions of the Company’s Articles of Incorporation: “Stock Acquisition Rights etc. of the Company” of the Business Report; “Consolidated Statement of Equity” and “Notes to Consolidated Financial Statements” of the Consolidated Financial Statements, and; “Non-Consolidated Statement of Changes in Net Assets” and “Notes to Non-Consolidated Financial Statements” of the Non-Consolidated Financial Statements.

CANON INC.

BUSINESS REPORT

Stock Acquisition Rights etc. of the Company

Stock Acquisition Rights etc. Delivered as Compensation for Execution of Duties That Are Held by the Directors of the Company as of the End of This Term

1.	Name
Stock Acquisition Rights issued in May of 2018
2.	Price to Be Paid In (per Stock Acquisition Right)
294,800 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
May 2, 2018 to May 1, 2048
5.	Holder, Number of Holders, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Chairman & CEO	1 person	113	Common stock	11,300 shares
Executive Vice President	2 persons	90	Common stock	9,000 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

1.	Name
Stock Acquisition Rights issued in April of 2019
2.	Price to Be Paid In (per Stock Acquisition Right)
228,100 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
April 27, 2019 to April 26, 2049
5.	Holder, Number of Holders, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Chairman & CEO	1 person	292	Common stock	29,200 shares
Executive Vice President	2 persons	151	Common stock	15,100 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

1.	Name
Stock Acquisition Rights issued in May of 2020
2.	Price to Be Paid In (per Stock Acquisition Right)
145,900 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
May 2, 2020 to May 1, 2050
5.	Holder, Number of Holders, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Chairman & CEO	1 person	226	Common stock	22,600 shares
Executive Vice President	2 persons	135	Common stock	13,500 shares

1

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

Note: Each of the above Stock Acquisition Rights are not allotted to Outside Directors and Audit & Supervisory Board Members.

Stock Acquisition Rights etc. Delivered During This Term to the Executive Officers of the Company as Compensation for Execution of Duties

1.	Name
Stock Acquisition Rights issued in March of 2020
2.	Price to Be Paid In (per Stock Acquisition Right)
170,300 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
March 26, 2020 to March 25, 2050
5.	Grantee, Number of Grantees, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Executive Vice President	1 person	103	Common stock	10,300 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

1.	Name
Stock Acquisition Rights issued in May of 2020
2.	Price to Be Paid In (per Stock Acquisition Right)
145,900 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
May 2, 2020 to May 1, 2050
5.	Grantee, Number of Grantees, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Senior Managing Executive Officer	1 person	29	Common stock	2,900 shares
Managing Executive Officer	13 persons	247	Common stock	24,700 shares
Executive Officer	16 persons	201	Common stock	20,100 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

2

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Equity	(Millions of yen	)

	Common stock	Additional paid-in capital	Retained earnings			Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity
			Legal reserve	Other retained earnings	Total retained earnings
Balance at December 31, 2019	174,762	405,017	67,572	3,455,083	3,522,655	(308,442)	(1,108,496)	2,685,496	198,484	2,883,980
Cumulative effects of accounting standard update—adoption of ASU No.2016-13				(159)	(159)			(159)	-	(159)
Equity transactions with noncontrolling interests and other		(316)				(9)	(15)	(340)	1,091	751
Dividends to Canon Inc. shareholders				(126,938)	(126,938)			(126,938)		(126,938)
Dividends to noncontrolling interests									(4,526)	(4,526)
Transfers to legal reserve			1,864	(1,864)	-			-		-
Comprehensive income:
Net income				83,318	83,318			83,318	12,625	95,943
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments						(17,355)		(17,355)	1	(17,354)
Net gains and losses on derivative instruments						987		987	(17)	970
Pension liability adjustments						30		30	1,352	1,382
Total comprehensive income (loss)								66,980	13,961	80,941
Repurchases of treasury stock							(50,008)	(50,008)		(50,008)
Reissuance of treasury stock		(81)		(69)	(69)		150	0		0
Balance at December 31, 2020	174,762	404,620	69,436	3,409,371	3,478,807	(324,789)	(1,158,369)	2,575,031	209,010	2,784,041

<Notes to Consolidated Statement of Equity>
1. Number of issued shares as of December 31, 2020 1,333,763,464 shares
2. Payment for dividends
(1) Amount of dividends paid

Decision	Classes of stock	Cash dividend (Millions of yen)	Dividend per share (yen)	Record date	Effective date
March 27, 2020 Ordinary general meeting of shareholders	Common stock	85,107	80.00	December 31, 2019	March 30, 2020
July 28, 2020 Board of directors’ meeting	Common stock	41,831	40.00	June 30, 2020	August 27, 2020

(2) Dividends whose record date is included in the current fiscal year and effective date is after the current fiscal year-end.

Scheduled	Classes of stock	Cash dividend (Millions of yen)	A source of dividend	Dividend per share (yen)	Record date	Effective date
March 30, 2021 Ordinary general meeting of shareholders	Common stock	41,831	Retained earnings	40.00	December 31, 2020	March 31, 2021

3. Number of treasury shares for exercisable stock options as of December 31, 2020

    Common stock     247,600 shares

3

Notes to Consolidated Financial Statements

<Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements>

Significant Accounting Policies

1. Group Position

The number of consolidated subsidiaries was 343, and the number of affiliated companies accounted for by the equity method was 9 as of December 31, 2020.

2. Basis of Presenting Consolidated Financial Statements

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) pursuant to the provision of paragraph 1, Article 120-3 of the Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the provision of the latter part of paragraph 1, Article 120, as applied mutatis mutandis pursuant to paragraph 3, Article 120-3.

3. Cash Equivalents

All highly liquid investments acquired with an original maturity of three months or less are considered to be cash equivalents.

4. Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date. Exchange differences are charged or credited to income. Assets and liabilities of subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date and income and expense items are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are reported in other comprehensive income (loss).

5. Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the average method for domestic inventories and principally the first-in, first-out method for overseas inventories.

6. Investments

For equity investments that are not consolidated nor accounted for under the equity method, Canon measures them at fair value and recognizes the changes to fair value through net income. Realized gains and losses are determined based on the average cost method.

7. Property, Plant and Equipment of Depreciation Methods

Property, plant and equipment are depreciated principally by the declining-balance method.

8. Goodwill and Other Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment at least annually, or more frequently if indicators of potential impairment exist. Intangible assets with finite useful lives are amortized over the respective estimated useful lives. Software, patents and developed technology, and customer relationships are amortized using the straight-line method over the estimated useful lives, which range primarily from 3 years to 8 years for software, 5 years to 18 years for patents and developed technology and 6 years to 15 years for customer relationships.

9. Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

10. Basis of Recording Allowances

(Allowance for doubtful receivables)

An allowance for doubtful receivables is provided based on a current expected credit loss model.

(Accrued pension and severance cost)

Pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. Unrecognized actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) using the straight-line method over the average remaining service period of employees. Unrecognized prior service cost or credit is amortized using the straight-line method over the average remaining service period of employees.

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11. Accounting of Taxes Collected from Customers

Taxes collected from customers and remitted to governmental authorities are excluded from revenues, cost and expenses in the consolidated statements of income.

12. Stock-Based Compensation

Canon measures stock-based compensation cost at the grant date, based on the fair value of the award, and recognizes the cost on a straight-line basis over the requisite service period.

13. Net Income Attributable to Canon Inc. Shareholders Per Share

Basic net income attributable to Canon Inc. shareholders per share is computed by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during each year. Diluted net income attributable to Canon Inc. shareholders per share includes the effect from potential issuance of common stock based on the assumption that all stock options were exercised.

<Notes to Changes in Accounting Policies>

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13, Financial Instruments – Credit Losses – (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires entities to use a current expected credit loss model to measure impairments of certain financial assets. Using this model results in earlier recognition of losses than under the incurred loss approach, which requires waiting to recognize a loss until it is probable of being incurred. Canon adopted the guidance from the quarter beginning January 1, 2020 with the modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.

Correction of Historical Consolidated Financial Statements

On December 31, 2020, Canon revised its historical consolidated financial statements to accurately reflect vacation accrual adjustments in the appropriate periods. Canon also determined that correcting the aggregate error would be material to the current period although immaterial in the past period. As a result, Canon revised its consolidated financial statements for 2019 as follows.

Consolidated balance sheets	(Millions of yen)
	As of December 31, 2019
	As revised	As previously reported
Other assets	409,786	406,219
Accrued expenses	336,396	324,891
Retained earnings	3,455,083	3,462,182
Noncontrolling interests	198,484	199,323

Consolidated statements of income	(Millions of yen)
	Year ended December 31, 2019
	As revised	As previously reported
Selling, general and administrative expenses	1,137,110	1,136,863
Operating profit	174,420	174,667
Income before income taxes	195,493	195,740
Income taxes	56,146	56,223
Consolidated net income	139,347	139,517
Less: Net income attributable to noncontrolling interests	14,383	14,412
Net income attributable to Canon Inc.	124,964	125,105

Accordingly, the consolidated statement of equity has been revised.

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<Notes to Financial Instruments>

1. Status of Financial Instruments

Canon invests in low risk and short-term financial instruments.

Canon has certain financial instruments such as trade receivables and securities. Canon reduces the customer credit risk related to trade receivables in accordance with its credit management policy. At December 31, 2020, a major customer accounted for approximately 8% of consolidated trade receivables. Securities consist primarily of equity securities of the companies with which Canon has a business relationship.

Derivative financial instruments are comprised principally of foreign exchange contracts to reduce the variable risk of foreign exchange rate. Canon does not hold or issue derivative financial instruments for trading and speculative purposes.

2. Fair Value of Financial Instruments

The estimated fair values of Canon’s financial instruments as of December 31, 2020 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses. The fair values of these instruments approximate their carrying amounts. The following summary excludes non-marketable equity securities without readily determinable fair value at cost (balance sheet amount ¥8,559 million).

(Millions of yen)

	Carrying amount	Estimated fair value	Difference
Securities	19,215	19,215	-
Long-term debt, including current portion	(346,317)	(346,275)	42
Foreign exchange contracts:
Assets	533	533	-
Liabilities	(1,225)	(1,225)	-

The following methods and assumptions are used to estimate the fair value in the above table.

Securities

The fair values of securities are mainly measured at the quoted market price.

Long-term debt

The fair values of Canon’s long-term debt instruments are based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

<Note to Real Estate for Rent and Others>

There was no significant item.

<Note to Revenue Recognition>

Canon generates revenue principally through the sale of office, imaging system and medical system products, industrial equipment, supplies and related services under separate contractual arrangements. Revenue is recognized when, or as, control of promised goods or services transfers to customers in an amount that reflects the consideration to which Canon expects to be entitled in exchange for transferring these goods or services.

Revenue from sales of office products and imaging system products is recognized upon shipment or delivery, depending upon when the customer obtains controls of these products. Revenue from sales of equipment that are sold with customer acceptance provisions related to their functionality including optical equipment and certain medical equipment is recognized when the equipment is installed at the customer site and the agreed-upon specifications are objectively satisfied. In addition, service revenue primarily generated from maintenance service contract is recognized over time as it satisfies the underlying performance obligation.

<Note to Subsequent Event>

On January 19, 2021, Canon borrowed ¥20 billion under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

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NON-CONSOLIDATED FINANCIAL STATEMENTS

Non-Consolidated Statement of Changes in Net Assets	(Millions of yen)

	Shareholders’ equity									Valuation and translation adjustments		Subscription rights to shares	Total net assets
		Capital surplus	Retained earnings					Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Net deferred gains (losses) on hedges
				Other retained earnings
	Common stock	Additional paid-in capital	Legal reserve	Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance at the beginning of current period	174,762	306,288	22,114	7	3,748	1,249,928	708,187	(1,108,496)	1,356,538	1,918	(225)	470	1,358,701
Changes of items during the period
Transfer to reserve for special depreciation									-				-
Reversal of reserve for special depreciation				(3)			3		-				-
Transfer to reserve for deferral of capital gain on property									-				-
Reversal of reserve for deferral of capital gain on property					(139)		139		-				-
Dividends paid							(126,938)		(126,938)				(126,938)
Net income							42,845		42,845				42,845
Purchase of treasury stock								(50,013)	(50,013)				(50,013)
Disposal of treasury stock							(70)	155	85				85
Net changes of items other than shareholders’ equity									-	1,012	0	66	1,078
Total changes of items during the period	-	-	-	(3)	(139)	-	(84,021)	(49,858)	(134,021)	1,012	0	66	(132,943)
Balance at the end of current period	174,762	306,288	22,114	4	3,609	1,249,928	624,166	(1,158,354)	1,222,517	2,930	(225)	536	1,225,758

<Notes to Non-Consolidated Statement of Changes in Net Assets>
1. Number of issued shares as of December 31, 2020 1,333,763,464 shares
2. Classes and shares of treasury stock	(Shares)

Classes of stock	Balance at the beginning of current period	Increase	Decrease	Balance at the end of current period
Common stock	269,928,993	18,099,342	38,516	287,989,819

(Reason for change)

The increase of shares reflects the acquisition of 18,093,400 shares as approved by the resolution of the board of director’s meeting, and 5,942 shares of the purchase of shares less-than-one-unit, requested by shareholders.

The decrease of shares reflects the transfer of exercise of 37,100 shares of stock options, and 1,416 shares of the sale of shares less-than-one-unit, requested by shareholders.

3. Payment for dividends

(1) Amount of dividends paid

Decision	Classes of stock	Cash dividend (Millions of yen)	Dividend per share (yen)	Record date	Effective date
March 27, 2020 Ordinary general meeting of shareholders	Common stock	85,107	80.00	December 31, 2019	March 30, 2020
July 28, 2020 Board of directors’ meeting	Common stock	41,831	40.00	June 30, 2020	August 27, 2020

(2) Dividends whose record date is included in the current fiscal year and effective date is after the current fiscal year-end.

Scheduled	Classes of stock	Cash dividend (Millions of yen)	A source of dividend	Dividend per share (yen)	Record date	Effective date
March 30, 2021 Ordinary general meeting of shareholders	Common stock	41,831	Retained earnings	40.00	December 31, 2020	March 31, 2021

4. Number of treasury shares for exercisable stock options as of December 31, 2020

    Common stock 247,600 shares

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Notes to Non-Consolidated Financial Statements

<Notes to Significant Accounting Policies>

1. Valuation of Securities

(1)	Securities of subsidiaries and affiliates----stated at cost based on the moving average method.
(2)	Other securities:
Securities with quotation----stated at fair value (unrealized holdings gains and losses are reported in net assets, when sold, the cost is based on the moving average method).
Securities without quotation----stated at cost based on the moving average method.

2. Valuation of Inventories

(1)	Finished goods and work in process----valued at cost based on the periodic average method (amount shown in the balance sheet is devaluated due to decline in profitability).
(2)	Raw materials and supplies----valued at cost based on the moving average method (amount shown in the balance sheet is devaluated due to decline in profitability).

3. Depreciation Method of Fixed Assets

(1)

Property, plant and equipment (excluding lease assets)----calculated by the declining-balance method. For buildings (excluding fixtures) acquired on or after April 1, 1998, depreciation is calculated by the straight-line method.

(2)

Intangible fixed assets----calculated by the straight-line method. With regard to software for sale, calculated based on the estimated marketable period in consideration of marketing plan etc. of the relevant products (3 years), and with regard to internal-use software, calculated based on the estimated useful period in Canon (5 years). Goodwill is amortized on the straight-line method over 20 years based on the estimated period for each acquired business during which the excess earning power is maintained.

(3)	Lease assets----calculated by the straight-line method. The engaged lease period is determined as the useful life of each lease asset.

4. Basis of Recording Allowances

(1)	Allowance for doubtful receivables----provided as general provision for uncollectible receivables.
----General accounts
Allowances are provided using a rate determined by credit loss history.

----Allowance for accounts considered to be uncollectible and accounts in bankruptcy filing are provided for individual estimated uncollectible amount, primarily determined based on the respective customer’s financial conditions.

(2)	Accrued warranty expenses----provided as general provision for after-sales services and no charge repair cost on an estimated amount based on the historical performance.
(3)	Accrued bonuses for employees----provided as general provision for bonuses to employees based on an amount expected to pay.
(4)	Accrued directors’ bonuses----provided as general provision for bonuses to directors based on an amount expected to pay.
(5)

Accrued pension and severance cost----provided as general provision for employee retirement and severance benefits based on projected benefits obligation and expected plan asset. Prior service cost and actuarial variance are amortized on the straight-line method over the average remaining service periods of employees.

(6)

Reserve for environmental provision----provided as general provision for the future environmental-related cost, such as construction costs to prevent the proliferation of soil pollution, and also clean-up costs of hazardous substances based on the related regulations.

(7)

Accrued long-service rewards for employees----provided as general provision for reward to employees in accordance with management policy for long-service employees for this term based on an amount expected to pay.

5. Hedge Accounting

(1)	Hedge accounting----Deferral hedge accounting has been applied.
(2)	Hedging instrument and hedged items
Hedging instrument----derivative transaction (foreign exchange contract)
Hedged items----accounts receivable denominated in foreign currency for forecasted transaction.
(3)

Hedge policy----Derivative financial instruments are comprised principally of foreign exchange contracts to manage currency risk. Canon does not hold derivative financial instruments for trading purpose.

(4)

Assessment of hedge effectiveness----As the substantial terms of hedging instruments and of hedged items are the same, the fluctuations of foreign currency exchange rates are offset by each other at the hedge’s inception and on an ongoing basis. Hedge effectiveness is assessed by verifying those relationships.

6. Notes to Others

(1)	Consumption Taxes----excluded from the statements of income and are accumulated in other receivables or other payables.
(2)	Consolidated Taxation System----applied

8

<Notes to Deferred Income Tax>

Major Items of Deferred Tax Assets and Liabilities

(Deferred tax assets) *1
Accrued pension and severance cost	17,347 million yen
Investments in subsidiaries	6,907 million yen
Loss on valuation of inventories	2,042 million yen
Outstanding enterprise tax	155 million yen
Depreciation of fixed assets in excess of limit	13,379 million yen
Excess in amortization of software	5,980 million yen
Amortization of deferred charges in excess of limit	11,490 million yen
Other	10,469 million yen
Subtotal deferred tax assets	67,769 million yen
Valuation reserve	(9,450) million yen
Total deferred tax assets	58,319 million yen
(Deferred tax liabilities) *1
Reserve for special depreciation	(2) million yen
Reserve for deferral of capital gain on property	(1,584) million yen
Prepaid pension cost	(1,799) million yen
Other	(3,086) million yen
Total deferred tax liabilities	(6,471) million yen
Net deferred tax assets	51,848 million yen

(Note)*1	Application of Tax Effect Accounting for the transition from the consolidated taxation system to the group tax sharing system.

In regard to the transition to the group tax sharing system created in the “Act for Partial Amendment of the Income Tax Act, etc.” (Act No.8 of 2020) and accounting items for which the single-entity taxation system was revised in line with the transition to the group tax sharing system, the amounts of deferred tax assets and deferred tax liabilities are based on the provisions of the laws on taxation prior to amendment, and the provisions of Paragraph 44 of the “Guidance on Accounting Standard for Tax Effect Accounting” (Accounting Standards Board of Japan Guidance No.28 of February 16, 2018) have not been applied, in accordance with the treatment provided for in Paragraph 3 of “Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System”(PITF No.39 of March 31, 2020).

<Notes to Transaction with Related Parties>	(Millions of yen)

Nature	Company name	Ratio of voting rights held by the Company	Relationship with the Company	Transaction details	Transaction amount	Item	Balance as of December 31, 2020
Subsidiary	Canon Marketing Japan Inc.	(Possession) Direct: 58.5% Indirect: 0.0%	Sales of the Company’s products Borrowings of funds	Sales of the Company’s products	142,077	Accounts receivable	17,326
				Borrowings of funds	10,000	Short-term loans payable	180,000
Subsidiary	Oita Canon Inc.	(Possession) Direct: 100%	Production of the Company’s products Interlocking directorate	Purchase of products, components and others	121,071	Accounts payable	42,154
Subsidiary	Canon Finetech Nisca Inc.	(Possession) Direct: 100%	Borrowings of funds	Repayment of funds	1,222	Short-term loans payable	59,032
Subsidiary	Canon Tokki Corporation	(Possession) Direct: 100%	Borrowings of funds	Repayment of funds	2,135	Short-term loans payable	53,235
Subsidiary	Canon Chemicals Inc.	(Possession) Direct: 100%	Borrowings of funds	Repayment of funds	226	Short-term loans payable	33,817
Subsidiary	Canon U.S.A., Inc.	(Possession) Direct: 100%	Sales of the Company’s products Borrowings of funds Interlocking directorate	Sales of the Company’s products	314,866	Accounts receivable	68,480
				Borrowings of funds	14,476	Short-term loans payable	52,149
Subsidiary	Canon Europa N.V.	(Possession) Indirect: 100%	Sales of the Company’s products Borrowings of funds Interlocking directorate	Sales of the Company’s products	323,020	Accounts receivable	56,402
				Borrowings of funds	30,867	Short-term loans payable	186,302
Subsidiary	Canon Singapore Pte. Ltd.	(Possession) Direct: 100%	Sales of the Company’s products Borrowings of funds Interlocking directorate	Sales of the Company’s products	156,697	Accounts receivable	22,438
				Repayment of funds	160	Short-term loans payable	86,940
Subsidiary	Canon (China) Co., Ltd.	(Possession) Direct: 100%	Borrowings of funds Interlocking directorate	Borrowings of funds	1,575	Short-term loans payable	43,196
Subsidiary	Canon Vietnam Co., Ltd.	(Possession) Direct: 100%	Production of the Company’s products Interlocking directorate	Purchase of products, components and others	170,367	Accounts payable	37,642
Subsidiary	Canon Production Printing Holding B.V.	(Possession) Indirect: 100%	Lending of funds Interlocking directorate	Lending of funds	1,643	Short-term loans receivable	29,668

Conditions of transactions and policy regarding determination of conditions of transaction.

(Note 1)	The transactions above are determined on a fair value.
(Note 2)	Consumption taxes are excluded from the transaction amount, however, included in the balance at December 31, 2020.
(Note 3)

The loans payable from Canon Marketing Japan Inc., Canon Finetech Nisca Inc., Canon Tokki Corporation, Canon Chemicals Inc., Canon U.S.A., Inc., Canon Europa N.V. , Canon Singapore Pte. Ltd. and Canon (China) Co., Ltd. is intended to make best use of the funding in the Canon Group.

Transaction amount shows net borrowings and repayment. The interests are determined reasonably based on market interest rates.

(Note 4)

The loans receivable to Canon Production Printing Holding B.V. is intended to make best use of the funding in the Canon Group. Transaction amount shows net loans and collection. The interests are reasonably determined based on market interest rates.

(Note 5)	Ratio of voting rights held by Canon for “Indirect” of Canon Marketing Japan Inc. shows as 0.0% as the ratio is less than the first decimal point.

<Note to Revenue Recognition>

Canon generates revenue principally through production and sales of office and imaging system products and industrial equipment under the separate contractual arrangements. Revenue is recognized when, or as, control of promised goods transfers to customers in an amount that reflects the consideration to which Canon expects to be entitled in the exchange for transferring these goods.

Revenue from sales of office products and imaging system products is recognized upon shipment or delivery, depending upon when the customer obtains control of those products. Revenue from sales of equipment such as semiconductor lithography equipment and FPD lithography equipment, that requires customer acceptance related to their functionality, is recognized when the equipment is installed at the customer site and agreed-upon specifications are objectively satisfied.

<Note to Subsequent Event>

On January 19, 2021, Canon borrowed ¥20 billion under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

9